                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-15627


                                3,600,000 SHARES

                                      Logo

                                  COMMON STOCK

     All of the 3,600,000 shares of Common Stock offered hereby are being sold by 8x8, Inc. ("8x8" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "EGHT."

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                                          Underwriting
                                                        Price to         Discounts and        Proceeds to
                                                         Public          Commissions(1)        Company(2)
------------------------------------------------------------------------------------------------------------
Per Share........................................   $6.50              $0.455               $6.045
Total(3).........................................   $23,400,000        $1,638,000           $21,762,000
============================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $1,300,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 540,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $26,910,000, the Underwriting Discounts and Commissions will total $1,883,700 and the Proceeds to Company will total $25,026,300. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about July 8, 1997.

                          ---------------------------

              MONTGOMERY SECURITIES  DONALDSON, LUFKIN & JENRETTE
                                                SECURITIES CORPORATION

                                  July 2, 1997

                                      LOGO

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
                            ------------------------

     This Prospectus includes trademarks and trade names of the Company and other corporations.
                            ------------------------

     As used in this Prospectus, "8x8" and the "Company" refer to 8x8, Inc. and its subsidiaries, unless the context otherwise indicates. Except as otherwise indicated, the information presented in this Prospectus assumes that (i) the Underwriters' over-allotment option is not exercised, (ii) all outstanding shares of the Company's Preferred Stock are converted into Common Stock upon the closing of this Offering and (iii) the Company has filed an Amended and Restated Certificate of Incorporation immediately after the closing of this Offering to eliminate the Company's currently existing classes of Preferred Stock and authorize undesignated Preferred Stock. See "Capitalization," "Description of Capital Stock" and "Underwriting."
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements. The outcome of the events described in such forward-looking statements is subject to risks and uncertainties. The Company's actual results may differ materially from those discussed in such forward-looking statements. Factors that may cause or contribute to such differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     8x8, Inc. ("8x8" or the "Company") designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to original equipment manufacturers ("OEMs") of corporate video conferencing systems. To address new opportunities, the Company is leveraging its strengths in semiconductor design and related software to develop and market video conferencing systems for the consumer market. The Company began shipping the VC100 (or "ViaTV"), the first product in its planned family of VideoCommunicators, to the United States consumer market in February 1997. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a personal computer ("PC"). The Company has sold a limited number of VC100s in several foreign countries and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals in a timely manner, if at all. See "Risk Factors -- Compliance with Regulations and Industry Standards."

     The Company's video compression semiconductors combine, on a single chip, a reduced instruction set computer ("RISC") microprocessor, a digital signal processor ("DSP"), specialized video processing circuitry, static random access memory ("RAM") and proprietary software to perform the real time compression and decompression ("codec") of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony. These semiconductors are designed to provide video conferencing over a broad range of network types including POTS, integrated services digital networks ("ISDN"), local area networks ("LAN") and asymmetric digital subscriber lines ("ADSL"). Customers for the Company's video compression semiconductors include PictureTel, Siemens, Sony, VideoServer, VCON and Vtel.

     The Company's VideoCommunicators are based on its proprietary semiconductor, software and systems technology. The VC100 is designed to be compliant with the H.324 international standard for video telephony over standard analog telephone lines (commonly known as plain old telephone service, or "POTS") and to be compatible with PC and non-PC based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 15 frames per second. In addition, the Company is currently demonstrating prototypes of two additional VideoCommunicators : a version of its VC100 that permits internet browsing and the VC200, which is a non-PC based POTS video phone and internet browser with a built-in liquid crystal display. The Company sells its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing relationships with third parties such as EFA, GTE and Hewlett-Packard. The Company also recently began marketing its VideoCommunicators through retail channels such as Comexpo, Fry's Electronics, J&R Computer World and Staples and catalogs such as Hello Direct and MicroWarehouse. In addition, Hammacher Schlemmer and Sharper Image have agreed to include the VC100 in their catalogs. See "Business -- Products" and "Business -- Licensing and Development Arrangements" for a discussion of the development status of the VC100, the version of the VC100 with internet browsing capability, the VC200 and the successor products to the Company's video compression semiconductors and certain related licensing and development arrangements (including arrangements pursuant to which U.S. Robotics Access Corporation ("USR") and Kyushu Matsushita Electric Co., Ltd. ("KME") have licensed all or substantially all of the Company's technology underlying its VideoCommunicators). Although the Company has received certain revenues from licensing and development arrangements in the past, there can be no assurance that the Company will receive any revenues from such arrangements in the future. In addition, KME, Leadtek, Truedox, USR and other licensees or purchasers of the Company's technology, video compression semicon-ductors, software or board designs are using or may use such technology or components to manufacture and sell products that compete with the Company's VideoCommunicators.

     The proliferation of video conferencing products is dependent on several factors including network bandwidth, advanced compression technologies and the acceptance of video telephony standards. Increases in available bandwidth improve the data carrying capacity of networks, while improvements in compression technologies utilize a given bandwidth more efficiently. Finally, video telephony standards are key to widespread adoption as they are designed to permit the interoperability between systems offered by different vendors.

     As a result of recent technological advances and the adoption of the H.324 standard for video telephony over POTS, consumer video phones are being developed by a number of suppliers. These products are being introduced in a variety of product configurations and physical forms (i.e., "form factors"), including those based on telephones and televisions and those based on the PC. An increasing number of PCs are being shipped with pre-installed H.324 compliant software. Significant sales of such H.324 products, if achieved, should increase the usefulness and demand for additional H.324 compliant video phones by providing potential video phone purchasers with other parties to call.

     C-Phone and Leadtek recently began shipping to consumer electronics stores products that are directly competitive with the Company's VC100. Leadtek is currently both a licensee of certain of the Company's technology and a purchaser of the Company's video compression semiconductors. The Company expects that others will introduce products that compete with the Company's VideoCommunicators in the future.

     During fiscal years 1993 through 1995, the Company's revenues were derived primarily from the sale of math co-processors. However, the Company's revenues from math co-processors subsequently declined and revenues from the Company's sale of video compression semiconductors increased, comprising the majority of the Company's total revenues during fiscal 1997. In the past, the Company has also derived revenues from certain licensing transactions. Nonetheless, there can be no assurance that the Company will receive revenues from the licensing of its technology in the future. See "Business -- Licensing and Development Arrangements." Because the Company's video compression semiconductor business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company, the Company believes that its future profitability will be largely dependent on the success of its VideoCommunicator business. As a result, the Company believes that its historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results.

     The Company was incorporated in February 1987 in California under the name Integrated Information Technology, Inc. In April 1996, the Company changed its name to 8x8, Inc. and in December 1996 reincorporated in Delaware. The Company's executive offices are located at 2445 Mission College Boulevard, Santa Clara, CA 95054, and its telephone number is (408) 727-1885.

                                  THE OFFERING

Common Stock offered by the Company.............  3,600,000 shares
Common Stock to be outstanding after the          14,316,659 shares(1)
  Offering......................................
Use of Proceeds.................................  For general corporate purposes including working capital. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..........  EGHT

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          YEAR ENDED MARCH 31,
                                                            ------------------------------------------------
                                                             1993      1994      1995      1996       1997
                                                            -------   -------   -------   -------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues..........................................  $31,082   $34,401   $19,929   $28,774   $ 19,146
  Gross profit............................................   16,945    14,932     8,025    12,106      7,116
  Income (loss) from operations...........................   (1,473)      243    (6,527)   (4,149)   (13,551)
  Net loss................................................     (841)     (348)   (5,881)   (3,217)   (13,613)
  Pro forma net loss per share............................                                          $  (1.14)
  Shares used in pro forma per share calculations.........                                            11,943

                                                                                              MARCH 31, 1997
                                                                                         ------------------------
                                                                                         ACTUAL    AS ADJUSTED(2)
                                                                                         -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.....................................................................   $ 4,654      $ 25,116
  Total assets........................................................................    12,727        33,189
  Total liabilities...................................................................     6,686         6,686
  Stockholders' equity................................................................     6,041        26,503

---------------
(1) Excludes, as of March 31, 1997, (i) an aggregate of 2,291,150 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,102,656 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. Subsequent to March 31, 1997 and prior to the date of this Prospectus, the Company (i) granted options for an additional 751,000 shares of Common Stock pursuant to its 1992 Stock Option Plan and 1996 Stock Plan and (ii) reserved an additional 500,000 shares of Common Stock for issuance under its 1996 Stock Plan. See
    "Management -- Compensation Plans" and Note 6 of Notes to Consolidated Financial Statements.

(2) Adjusted to reflect the sale of 3,600,000 shares of Common Stock by the Company at the public offering price of $6.50 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under "Business," as well as other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements. Because the outcome of the events described in such forward-looking statements is subject to risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors." The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Common Stock offered hereby.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; DEFERRED COMPENSATION EXPENSE

     The Company recorded operating losses of $6.5 million, $4.1 million and $13.6 million in the years ended March 31, 1995, 1996 and 1997, respectively. Revenues fluctuated from $19.9 million in fiscal 1995 to $28.8 million in fiscal 1996 to $19.1 million in fiscal 1997. In view of the Company's operating losses, there can be no assurance that the Company will either become profitable or sustain profitability on an annual or quarterly basis. Future losses will likely occur in the event that the Company's initial VideoCommunicators, particularly the VC100, do not achieve widespread consumer market acceptance, of which there can be no assurance.

     The Company has recorded deferred compensation expense of $7.3 million relating to certain stock option grants which were made during the period June through September 1996. The Company recognized $4.5 million of the deferred compensation expense during fiscal 1997, and will recognize the remainder over the related vesting period of the options (which is generally 48 months). The future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.

DEPENDENCE ON FUTURE VIDEOCOMMUNICATOR REVENUES

     The Company believes that its business and future profitability will be largely dependent on widespread market acceptance of its first VideoCommunicator, the VC100. The Company's video compression semiconductor and related software business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company. The Company has sold a limited number of VC100s in several foreign countries and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals for the VC100, or any regulatory approvals for its other VideoCommunicators, in a timely manner, if at all. If the Company does not receive such approvals in a timely manner, or if the VC100 product does not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- 8x8 Strategy."

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

     The Company's future operating results are expected to fluctuate as the Company proceeds with the development and marketing of its family of non-PC based VideoCommunicators. Moreover, because the Company's video compression semiconductor and related software business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company, the Company believes that its future profitability will be largely dependent on the success of its VideoCommunicator business. As a result, the Company believes that its historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. In addition, the Company's operating results have fluctuated significantly and may continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside the Company's control, including changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company or its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, the level of international sales, continued compliance with industry standards and general economic conditions. The Company's gross margin is affected by a number of factors, including product mix, product pricing, the allocation between international and domestic sales, the percentage of direct sales and sales to distributors, and manufacturing and component costs. The Company may also be required to reduce prices in response to competitive pressure or other factors or increase spending to pursue new market opportunities. Any decline in average selling prices of a particular product which is not offset by a reduction in production costs or by sales of other products with higher gross margins would decrease the Company's overall gross margin and adversely affect the Company's operating results. In particular, in the event that the Company encounters significant price competition in the markets for its products, the Company could be at a significant disadvantage compared to its competitors, many of which have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure. Moreover, the Company believes that the marketing of its family of VideoCommunicators may adversely impact its gross margins due in part to higher unit costs associated with initial production of its first products, including the VC100, as well as substantially different cost and pricing structures related to the manufacture and sale of consumer products.

     Variations in timing of sales may cause significant fluctuations in future operating results. In addition, because a significant portion of the Company's business may be derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize, and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. If sales do not meet the Company's expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products, which would also have a material adverse effect on the Company's business and operating results.

     The Company's strategic shift towards the production and marketing of VideoCommunicators, such as the VC100, may result in substantially different patterns in operating results. For example, the Company's operating results may be subject to increased seasonality with sales higher during the Company's third fiscal quarter, corresponding to the Christmas shopping season. The Company intends to spend substantial additional amounts on advertising, toll-free marketing and customer support. There can be no assurance as to the amount of such spending or that revenues adequate to justify such spending will result. As a result of its shift to selling VideoCommunicators, the Company may experience different inventory, product return, price protection, receivable collection and warranty cost patterns.

     As a result of these and other factors, it is likely that in some future period the Company's operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company competes with independent manufacturers of video compression semiconductors and, as a result of the recent introduction of the VC100, its initial VideoCommunicator, now competes with manufacturers of video conferencing products targeted at the consumer market. The markets for the Company's products are characterized by intense competition, declining average selling prices and rapid technological change. The competitive factors in the market for the Company's VideoCommunicators include audio and video quality, phone line connectivity at high transmission rates, ability to connect and maintain stable connections, ease of use, price, access to enabling technologies, product design, time-to-market, adherence to industry standards, interoperability, strength of distribution channels, customer support, reliability and brand name. In addition to these factors, the Company's ability to compete depends upon its future success in developing and manufacturing new generations of video compression semiconductors that integrate additional functions and reduce costs. Otherwise, competing semiconductor manufacturers may in the future have competitive advantages in cost, size and performance which could make systems based on competing semiconductors preferable to the Company's VideoCommunicators. The Company expects intense competition for its VideoCommunicators from the following segments:

     Large consumer electronics manufacturers. The Company will face intense competition from many well known, established suppliers of consumer electronics products, which may include Lucent Technologies, Matsushita Electric Industrial Co., Ltd. ("Matsushita"), Philips, Samsung and Sony. Many of these potential competitors sell television and telephone products into which they may integrate video conferencing systems, thereby eliminating a consumer's need to purchase a separate video conferencing system, such as the VC100.

     Licensees and purchasers of the Company's VideoCommunicator technology and components. A number of companies have licensed portions of the Company's technology, including USR and KME, an affiliate of Matsushita, which have each licensed all or substantially all of the Company's technology underlying its VideoCommunicators. Pursuant to the Company's license agreements with USR and KME, the Company has already received lump sum payments and will receive additional licensing revenues only in the event that such parties develop their own semiconductors or products based on the Company's licensed technology. In connection with these licensing arrangements, each of USR and KME may be able to use the licensed technology to manufacture and sell products that compete with the Company's VideoCommunicators. The Company may in the future enter into similar license agreements with respect to substantial portions of its technology. See "Business -- Licensing and Development Arrangements." In addition, other companies have chosen or may choose to manufacture and sell products competitive with the Company's VideoCommunicators by incorporating video compression semiconductors purchased from the Company into products that are based on the Company's video phone reference board designs or other video phone designs. For example, Leadtek, which is currently both a licensee of certain of the Company's technology and a purchaser of the Company's video compression semiconductors, recently began shipping to consumer electronics stores a product that is directly competitive with the Company's VC100.

     Purchasers of other companies' video compression semiconductors and reference designs. Companies may choose to manufacture and sell products based upon video compression semiconductors manufactured by suppliers other than the Company or upon reference designs based upon such semiconductors. Certain of these other suppliers of video compression semiconductors, including Analog Devices, Chromatic Research, Lucent Technologies, Philips, Texas Instruments and Winbond Electronics, may have significantly greater resources than the Company. In order to increase the sale of their video compression semiconductors, these manufacturers may provide marketing, financial and other support to the purchasers of these products. One company has publicly announced that it is developing a video conferencing product based upon Lucent Technologies' video compression semiconductors and that it will be making available for sale to third parties a video phone reference design incorporating Lucent Technologies' semiconductors. In addition, another company has publicly announced that it is developing a similar product based on semiconductors from Analog Devices. The Company's ability to compete depends upon its future success in developing and manufacturing new generations of video compression semiconductors that integrate additional functions and reduce costs. Otherwise, competing semiconductor manufacturers may in the future have competitive advantages in cost, size and performance which could make systems based on competing semiconductors preferable to the Company's VideoCommunicators.

     Personal computer system and software manufacturers. Potential customers for the Company's VideoCommunicators may elect instead to buy PCs equipped with video conferencing capabilities, which are currently available. As a result, the Company may face competition from Intel; PC system manufacturers such as Apple, Compaq, IBM and Sony; PC software suppliers such as Microsoft and Netscape; and PC add-on component suppliers.

     Existing manufacturers of video conferencing equipment. Manufacturers of more expensive corporate video conferencing systems may enter the market for lower cost consumer video conferencing products. Potential competitors include Compression Labs, C-Phone (which is shipping to consumer electronics stores a product that is competitive with the Company's VC100), PictureTel, Sony and Vtel.

     Emerging suppliers of "internet appliances." Potential customers for the Company's VideoCommunicators may elect instead to buy standalone internet access terminals which may provide some or all of the functionality of the Company's products. Consumer products for television-based internet access have recently been announced or introduced by companies such as Microsoft, Philips and Sony.

     C-Phone and Leadtek recently began shipping to consumer electronics stores products that are directly competitive with the Company's VC100. Leadtek is currently both a licensee of certain of the Company's technology and a purchaser of the Company's video compression semi conductors. The Company expects that others will introduce products that compete with the Company's VideoCommunicators in the future.

     The principal competitive factors in the market for video compression semiconductors include product definition, product design, system integration, chip size, functionality, time-to-market, adherence to industry standards, price and reliability. The Company has a number of competitors in this market including Analog Devices, Chromatic Research, Lucent Technologies, Philips, Texas Instruments and Winbond Electronics. Certain of the Company's competitors for video compression semiconductors maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     Many of the Company's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. A number also have greater name recognition and a larger installed base of products than the Company. Competition in the Company's markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than the Company to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on the Company's business and operating results.

UNCERTAINTY OF MARKET ACCEPTANCE; LIMITS OF EXISTING TECHNOLOGY

     Previous efforts to sell consumer video phones have been unsuccessful and there can be no assurance that the market for such products will develop. The Company has no reliable data to suggest that there will be significant customer demand for such products, including the Company's VideoCommunicators. For such products to achieve widespread consumer acceptance, the installed base must reach a critical mass. Failure of the market for consumer video telephony to develop or achieve critical mass would have a material adverse effect on the Company's business and operating results.

     In addition, the data carrying capacity of standard analog phone lines is limited. Currently, modems used for the symmetrical transmission of data over standard analog phone lines are limited to data transfer rates of up to 33.6 kilobits per second ("Kbps"). Using such modems, the Company's VC100 may initially be capable of delivering video data at rates only up to 15 frames per second. This compares to 30 frames per second provided by television, 24 frames per second provided by movies and 24 or more frames per second provided by ISDN video teleconferencing. At rates less than approximately 24 frames per second, the human eye can detect degradation of video quality. Further, POTS infrastructure varies widely in configuration and integrity, which can result in decreased rates of transmission and difficulties in establishing and maintaining connections. Actual or perceived technical difficulties related to the H.324 standard on POTS could have a material adverse effect on the Company's business and results of operations. See "Business -- Sales and Marketing."

DEPENDENCE ON H.324 STANDARD FOR VIDEO TELEPHONY

     The H.324 standard has only recently received industry endorsement as an international protocol for video telephony using POTS. The Company believes that adherence to this standard is an important factor in the development of this marketplace and, if the H.324 standard is not widely implemented in the industry, different vendors' products will not be compatible, which may deter or delay growth in the market and reduce the demand for consumer video telephony products. However, the emergence of industry standards may also lower barriers to entry and result in increased competition. There can be no assurance that the
H.324 standard will not change or be supplanted by other standard or non-standard video methods, which could render the Company's H.324 compliant products uncompetitive. There can be no assurance that, even with the H.324 standard in place, a market for video telephony products compatible with H.324 will develop. Further, the implementation of the H.324 standard by different manufacturers may vary. Such variation could degrade the quality and limit the interoperability of POTS based systems, which may inhibit widespread acceptance of consumer video telephony products.

NO HISTORY OF CONSUMER MARKETING

     In recent years, the Company has been a provider of video compression semiconductors to OEMs of video conferencing systems. Accordingly, the Company has had no prior experience in marketing commercial quantities of consumer products such as its VideoCommunicators. In order to achieve significant market penetration and brand awareness for its VideoCommunicators, the Company must expand its sales and marketing efforts and further develop consumer marketing capabilities. There can be no assurance that the Company will be successful in these areas or that the Company will be able to achieve significant market penetration with its VideoCommunicators. See "Business -- Sales and Marketing."

NO ASSURANCE OF FUTURE LICENSING REVENUES

     The Company has in the past received substantial revenues from licensing of technology. Licensing revenues (all of which were non-recurring) were $1.3 million, $9.0 million and $3.9 million in the years ended March 31, 1995, 1996 and 1997, respectively. There can be no assurance that the Company will receive revenues from licensing of its technology in the future.

PRODUCT CONCENTRATION; POTENTIAL LOSS OF SEMICONDUCTOR SALES; DEPENDENCE ON VIDEO CONFERENCING INDUSTRY

     In the years ended March 31, 1995, 1996 and 1997, sales of video compression semiconductors and reference design boards accounted for approximately 38%, 59% and 76%, respectively, of the Company's total revenues. Pending widespread market acceptance of its VideoCommunicators, sales of video compression semiconductors will continue to account for a substantial portion of total revenues. Moreover, successful introduction of VideoCommunicators may adversely affect sales of semiconductors to the Company's existing customers that currently, or may in the future, sell products that compete with the Company's VideoCommunicators.

     Sales of the Company's existing compression semiconductors and VideoCommunicators are also dependent on the video conferencing industry. Thus, regardless of the success or failure of its VideoCommunicators, the Company will continue to be substantially dependent on the video conferencing industry. Any reduction in the demand for the Company's video compression semiconductors (particularly prior to significant VideoCommunicator revenues) or any general decline in the market for video conferencing products could have a material adverse effect on the Company's business, and operating results. See
"Business -- Sales and Marketing" and "Business -- Competition."

DEPENDENCE ON KEY CUSTOMERS

     Historically, a significant portion of the Company's sales has been to relatively few customers, although the composition of these customers has varied. Product revenues from the Company's ten largest customers, in the years ended March 31, 1995, 1996 and 1997 accounted for approximately 44%, 39% and 54%, respectively, of its total revenues. During these periods, excluding one company paying certain non-recurring licensing fees during the year ended March 31, 1996, the Company had only two customers that accounted for 10% or more of total revenues: Compression Labs (during the year ended March 31, 1995) and ASCII, the Company's Japanese distributor (during the year ended March 31,
1997). The Company has elected to terminate its distribution relationship with ASCII effective June 30, 1997. Nonetheless, sales of video compression semiconductors to relatively few customers may continue to account for a significant portion of its total revenues. Substantially all the Company's sales have been made, and are expected to be made, on a purchase order basis. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of, or any reduction in orders from, significant customers could have a material adverse effect on the Company's business and operating results. See "Business -- Sales and Marketing."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT INTRODUCTION

     The video compression semiconductor and video conferencing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements. The Company's success in designing, developing, manufacturing and selling such products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, cost-effectiveness of products under development, effective manufacturing processes and the success of promotional efforts.

     The Company is currently a developer and supplier of video compression semiconductors which it has sold since 1991. The Company was previously involved in several other businesses which have since been discontinued. Prior product lines that were discontinued include math co-processors and Motions Picture Expert Group ("MPEG") semiconductors, discontinued in June 1995 and September 1996, respectively. Prior development efforts that were discontinued include Intel compatible x86 microprocessors and graphics semiconductors, discontinued in June 1995 and during the quarter ended September 30, 1994, respectively. The Company discontinued its products and efforts in these areas in part because of rapid changes in the personal computer marketplace and severe price competition for certain of these components. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company plans to introduce additional VideoCommunicators and video compression semiconductors. There can be no assurance that these or any future products will be successfully developed or introduced to the market. The Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, or if such new or enhanced products do not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Business -- Research and Development."

MANAGEMENT OF GROWTH

     The development and marketing of the Company's VideoCommunicators will continue to place a significant strain on the Company's limited personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to effectively integrate new employees into its operations and to continue to improve its operational, financial and management systems. In particular, the Company intends to hire additional research and development personnel and to further develop consumer marketing capabilities by increasing the size of its domestic and international sales and marketing staff. The Company's failure to manage its growth effectively could have a material adverse effect on the Company's business and operating results. See
"Business -- 8x8 Strategy."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RELIANCE ON THIRD PARTY LICENSES

     The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. The Company also relies in part on patent law to protect its intellectual property in the United States and abroad. The Company currently holds four United States patents, including patents relating to video compression and memory architecture technology, and has 13 United States patent applications pending. The Company has a number of foreign patent applications pending. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business and operating results.

     There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In addition, as is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. For example, in 1996, the Company received an allegation of infringement from Elk Industries, Inc. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patents or other intellectual property rights, no assurance can be given that licenses would be offered to the Company, that the terms of any offered license would be acceptable to the Company or that failure to obtain a license would not have a material adverse effect on the Company's business and operating results.

     The Company relies upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by the Company will continue to provide competitive features and functionality or that licenses for technology currently utilized by the Company or other technology which the Company may seek to license in the future will be available to the Company on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new technology that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's business and operating results.

LACK OF EXPERIENCE IN MANUFACTURING CONSUMER VIDEO TELEPHONY PRODUCTS

     The Company is a fabless semiconductor manufacturer and has only recently begun to manufacture consumer video telephony products. To achieve future profitability, the Company must be able to reliably manufacture its VideoCommunicators directly or through third party subcontract manufacturers, in commercial quantities, on a cost effective basis and in a timely manner, of which there can be no assurance. In view of the Company's lack of manufacturing experience, there can be no assurance that unforeseen technical or other difficulties will not arise which could interfere with the manufacture thereof or prevent, or create delays in, marketing these products. Any delay in the manufacture of the VideoCommunicators, quality control problems, or inability to produce such products in commercial quantities or on a cost effective basis could have a material adverse effect on the Company's business and operating results.

DEPENDENCE ON THIRD PARTY MANUFACTURERS; COMPONENT AVAILABILITY

     The Company uses independent foundries to fabricate, assemble and test its video compression semiconductors. The Company does not have long-term purchase agreements with its semiconductor foundries, and purchases semiconductor wafers pursuant to purchase orders. Therefore these foundries are generally not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price. The Company secures assembly and test services on a purchase order basis as well.

     The Company outsources the manufacture of its VideoCommunicators to subcontract manufacturers. These subcontract manufacturers procure components from their suppliers and perform assembly and testing of the Company's VideoCommunicators on a turnkey basis. There can be no assurance that the Company's contract manufacturers will be able to reliably manufacture the Company's products in volumes, on a cost effective basis or in a timely manner.

     The Company's reliance on independent semiconductor foundries and subcontract manufacturers involves a number of risks, including the lack of direct control over the manufacturing process, the absence or unavailability of adequate capacity, the unavailability of, or interruption in access to, certain process technologies (particularly in the case of semiconductors) and reduced control over delivery schedules, quality control, manufacturing yields and costs. In the event that the Company's foundries and subcontract manufacturers are unable or unwilling to continue to manufacture the Company's products in required volumes, on a cost effective basis, in a timely manner or at all, the Company will have to secure additional foundry or manufacturing capacity. Available semiconductor foundry and manufacturing capacity at times has been limited. Even if such additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could create delays in product shipments.

     Certain components necessary for the manufacture of the Company's products are obtained from a single supplier or a limited group of suppliers. These include a digital camera, modem chips, certain application specific integrated circuits ("ASICs") and other semiconductor components. The Company does not maintain any long-term agreements with any of its suppliers of components. Because the purchase of certain key components may involve long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet end user demand. A shortage of any key component could have a material adverse effect on the Company's business and operating results.

     These risks and the related difficulties that the Company may experience due to its reliance on independent semiconductor foundries, subcontract manufacturers and component suppliers could have a material adverse effect on the Company's business and operating results.

COMPLIANCE WITH REGULATIONS AND INDUSTRY STANDARDS

     The Company must comply with certain rules and regulations of the Federal Communications Commission ("FCC") regarding electromagnetic radiation and standards established by Underwriters Laboratories, Inc., as well as similar regulations and standards applicable in other countries. The Company's VideoCommunicators must comply with these regulations and standards as a prerequisite to commercial sales. In February 1997, the Company's VC100 received certification of compliance with applicable FCC regulations. The Company has also complied with similar regulations in several foreign countries and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals for the VC100, or any regulatory approvals for its other VideoCommunicators, in a timely manner, if at all. As regulations and standards evolve, the Company may be required to modify its existing products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in compliance, with the various existing and evolving government regulations and industry standards could delay or interrupt volume production of VideoCommunicators, which would have a material adverse effect on the Company's business and operating results.

INTERNATIONAL OPERATIONS

     Sales to customers outside of the United States represented 40%, 49% and 54% of the total revenues in the years ended March 31, 1995, 1996 and 1997, respectively. Although the Company's VideoCommunicator sales outside of the United States are currently limited, international sales of the Company's semiconductors may continue to represent a substantial portion of the Company's total revenues for the foreseeable future. In addition, substantially all of the Company's current products are, and substantially all of the Company's future products will be, manufactured, assembled and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable and difficulty in staffing and managing foreign operations. While international sales are typically denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Payment cycles for international customers may be longer than those for customers in the United States. The Company is also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with its international operations. See "Business -- Sales and Marketing" and "Business -- Manufacturing."

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

     While the Company expects that the proceeds from this Offering, its existing cash balances and the amounts, if any, generated from operations will be sufficient to meet its cash requirements for at least the next 12 months, the Company is operating in a rapidly changing industry. There can be no assurance that the Company will not seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources to finance its growth and capital requirements. In particular, the development and marketing of new products could require a significant commitment of resources, which could in turn require the Company to obtain additional financing earlier than otherwise expected. There can be no assurance that the Company will be able to raise such capital on acceptable terms, if at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its planned product development and marketing, which could have a material adverse effect on the Company's business and operating results. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, particularly in Silicon Valley, where the Company's principal office is located, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The Company currently does not have employment contracts with any of its employees and does not maintain key person life insurance policies on any of its employees. See "Business -- Employees" and "Management."

ANTI-TAKEOVER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as in effect upon the closing of this Offering, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions eliminate the right of the stockholders to act by written consent without a meeting, eliminate cumulative voting by stockholders in the election of directors and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the

Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company has no present plans to issue shares of Preferred Stock. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Additionally, the issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. Such provisions could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock," "Description of Capital Stock -- Anti-Takeover of Provisions of Certificate of Incorporation and Bylaws" and "Description of Capital
Stock -- Effect of Delaware Antitakeover Statute."

NO PRIOR TRADING MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting." The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or new contracts by the Company, its competitors or their customers, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts and other factors, certain of which could be unrelated to, or outside the control of, the Company. The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business and operating results. Any settlement or adverse determination in such litigation would also subject the Company to significant liability, which would have a material adverse effect on the Company's business and financial condition.

DILUTION

     Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Sale of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of this Offering, the Company will have outstanding 14,316,659 shares of Common Stock. Of the shares outstanding prior to this Offering, with the exception of 166,083 shares which will be immediately eligible for sale under Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), all shares of Common Stock held by current stockholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. After the 180-day period, 9,866,023 shares held by current stockholders will be eligible for sale under Rule 144 or Rule 701. The remaining 684,553 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144 or Rule 701. In addition, the Company intends to file a registration statement under the Securities Act, upon the effectiveness of this Offering or shortly thereafter, covering the sale of shares of Common Stock reserved for issuance under its Key Personnel Plan, 1992 Stock Option Plan, 1996 Stock Plan, 1996 Employee Stock Purchase Plan and 1996 Director Option Plan. As of March 31, 1997, there were outstanding options to purchase a total of 2,291,150 shares of the Company's Common Stock, all of which are subject to 180-day lock-up agreements. A total of 483,388 shares issuable upon exercise of such options, as of March 31, 1997, will be eligible for sale into the public market 180 days after the date of this Prospectus. See "Management -- Compensation Plans," "Shares Eligible for Future Sale" and "Underwriting." Certain existing stockholders holding approximately 3,726,373 shares of Common Stock, are also entitled to registration rights with respect to their shares of Common Stock. See "Description of Capital Stock -- Registration Rights."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,600,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $6.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be $20.5 million ($23.7 million if the Underwriters' over-allotment option is exercised in full).

     Of the net proceeds of the Offering, the Company expects that through the end of fiscal 1998 it will use approximately $8 to $10 million for product development, $8 to $9 million for marketing and $500,000 for capital equipment, with the balance being used for working capital and other purposes. A portion of the net proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are currently under negotiation. Pending such uses, the Company plans to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis to reflect the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering and the filing of the Amended and Restated Certificate of Incorporation immediately after the closing of the Offering to eliminate the Company's classes of Preferred Stock existing prior to the closing of the Offering and authorize undesignated Preferred Stock and (iii) as adjusted to reflect the receipt by the Company of the net proceeds from the sale of the 3,600,000 shares of Common Stock offered hereby at the initial public offering price of $6.50 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                                         MARCH 31, 1997
                                                               ----------------------------------
                                                                                            AS
                                                               ACTUAL      PRO FORMA     ADJUSTED
                                                               -------     ---------     --------
                                                                         (IN THOUSANDS)
Long-term debt, including current portion....................  $    --      $    --      $     --
Stockholders' equity:
  Preferred Stock, par value $0.001 per share; actual:
     5,411,820 shares authorized, 3,726,373 shares issued and
     outstanding; pro forma and as adjusted: 5,000,000 shares
     authorized, no shares issued or outstanding.............        4           --            --
  Common Stock, par value $0.001 per share, 40,000,000 shares authorized; actual: 6,990,286 shares issued and
     outstanding; pro forma: 10,716,659 shares issued and
     outstanding; as adjusted: 14,316,659 shares issued and
     outstanding (1).........................................        7           11            14
  Additional paid-in capital.................................   23,291       23,291        43,750
  Notes receivable from stockholders.........................   (1,078)      (1,078)       (1,078)
  Deferred compensation......................................   (2,781)      (2,781)       (2,781)
  Accumulated deficit........................................  (13,402)     (13,402)      (13,402)
                                                               -------      -------       -------
     Total stockholders' equity..............................    6,041        6,041        26,503
                                                               -------      -------       -------
       Total capitalization..................................  $ 6,041      $ 6,041      $ 26,503
                                                               =======      =======       =======

---------------
(1) Excludes, as of March 31, 1997, (i) an aggregate of 2,291,150 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,102,656 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. Subsequent to March 31, 1997 and prior to the date of this Prospectus, the Company (i) granted options for an additional 751,000 shares of Common Stock pursuant to its 1992 Stock Option Plan and 1996 Stock Plan and (ii) reserved an additional 500,000 shares of Common Stock for issuance under its 1996 Stock Plan. See
    "Management -- Compensation Plans."

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1997, giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, was approximately $6.0 million, or $0.56 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 3,600,000 shares of Common Stock offered hereby (and after deducting the estimated underwriting discounts and commissions and estimated offering expenses) at the initial public offering price of $6.50 per share, the pro forma net tangible book value of the Company at March 31, 1997 would have been $26.5 million, or $1.85 per share. This represents an immediate increase in pro forma net tangible book value of $1.29 per share to existing stockholders and an immediate dilution of $4.65 per share to new investors purchasing in this Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price................................            $6.50
      Pro forma net tangible book value before this Offering.............  $0.56
      Increase per share attributable to new investors...................   1.29
                                                                           -----
    Pro forma net tangible book value per share after this Offering......             1.85
                                                                                     ------
    Dilution per share to new investors..................................            $4.65
                                                                                     ======

     The following table summarizes, on a pro forma basis as of March 31, 1997 the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid or payable and the average price per share paid or payable by the Company's existing stockholders and the new investors in this Offering with respect to the 3,600,000 shares of Common Stock to be sold by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this Offering reflect the initial public offering price of $6.50 per share:

                                          SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                       ----------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                       ----------     -------     -----------     -------     ---------
Existing stockholders................  10,716,659       74.9%     $16,075,000       40.7%      $  1.50
New investors........................   3,600,000       25.1       23,400,000       59.3          6.50
                                       ----------      -----      -----------      -----        ------
          Total......................  14,316,659      100.0%     $39,475,000      100.0%      $  2.76
                                       ==========      =====      ===========      =====        ======

     The foregoing computations exclude as of March 31, 1997, (i) an aggregate of 2,291,150 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,102,656 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. Subsequent to March 31, 1997 and the prior to the date of this Prospectus, the Company (i) granted options for an additional 751,000 shares of Common Stock pursuant to its 1992 Stock Option Plan and 1996 Stock Plan and (ii) reserved an additional 500,000 shares of Common Stock for issuance under its 1996 Stock Plan. See
"Management -- Compensation Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data presented below for each of the years ended March 31, 1995, 1996 and 1997 and the selected consolidated balance sheet data as of March 31, 1996 and 1997 are derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated statement of operations data for the years ended March 31, 1993 and 1994 and the selected consolidated balance sheet data as of March 31, 1993, 1994 and 1995 are derived from the audited historical financial statements of the Company, which are not included herein. The Company's future operating results are expected to fluctuate as the Company proceeds with the development, introduction and marketing of its family of VideoCommunicators. Moreover, because the Company's video compression semiconductor and related software business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company, the Company believes that its future profitability will be largely dependent on the success of its VideoCommunicator business. As a result, the Company believes that its historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                               YEAR ENDED MARCH 31,
                                                                 ------------------------------------------------
                                                                  1993      1994      1995      1996       1997
                                                                 -------   -------   -------   -------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

  Total revenues................................................ $31,082   $34,401   $19,929   $28,774   $ 19,146
  Cost of revenues..............................................  14,137    19,469    11,904    16,668     12,030
                                                                 -------   -------   -------   -------    -------
  Gross profit..................................................  16,945    14,932     8,025    12,106      7,116
  Operating expenses:
     Research and development...................................   7,005     6,540     8,107     7,714     10,510
     Selling, general and administrative........................  11,413     8,149     6,445     7,938     10,098
     Restructuring costs........................................      --        --        --       603         59
                                                                 -------   -------   -------   -------    -------
          Total operating expenses..............................  18,418    14,689    14,552    16,255     20,667
                                                                 -------   -------   -------   -------    -------
  Income (loss) from operations.................................  (1,473)      243    (6,527)   (4,149)   (13,551)
  Other income, net.............................................     282       189       611       952        120
                                                                 -------   -------   -------   -------    -------
  Income (loss) before income taxes.............................  (1,191)      432    (5,916)   (3,197)   (13,431)
  Provision (benefit) for income taxes..........................    (350)      780       (35)       20        182
                                                                 -------   -------   -------   -------    -------
  Net loss...................................................... $  (841)  $  (348)  $(5,881)  $(3,217)  $(13,613)
                                                                 =======   =======   =======   =======    =======
  Pro forma net loss per share(1)...............................                                         $  (1.14)
                                                                                                          =======
  Shares used in pro forma per share calculations(1)............                                           11,943
                                                                                                          =======

                                                                                    MARCH 31,
                                                                 ------------------------------------------------
                                                                  1993      1994      1995      1996       1997
                                                                 -------   -------   -------   -------   --------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................................... $10,355   $10,683   $11,983   $ 9,333   $  4,654
  Total assets..................................................  24,586    21,908    20,644    23,067     12,727
  Total liabilities.............................................  11,920     9,579     6,661    11,693      6,686
  Total stockholders' equity....................................  12,666    12,329    13,983    11,374      6,041

---------------
(1) See Note 1 of the Notes to the Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute pro forma per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was incorporated in February 1987 in California and reincorporated in Delaware in December 1996. The Company initially developed and sold math co-processors compatible with systems based on Intel's microprocessors. During the years ended March 31, 1993 through 1995, the Company's revenues were derived primarily from the sale of math co-processors. As Intel's microprocessors eliminated the need for a separate math co-processor, the Company's revenues from math co-processors declined.

     In 1990, the Company began development of semiconductors and related software for the video conferencing and digital video playback markets. In fiscal 1995, 1996 and 1997, sales of the Company's video compression semiconductors and reference design boards accounted for 38%, 59% and 76%, respectively, of total revenues.

     Since June 1995, the Company has been executing a new business strategy designed to discontinue efforts unrelated to video conferencing. As part of this strategy, the Company discontinued its efforts to develop Intel compatible x86 microprocessors in June 1995, reduced its workforce in May 1996 and sold its remaining MPEG inventory in September 1996. To address new opportunities, the Company is leveraging its strengths in semiconductor design and related software to develop and market video conferencing systems for the consumer market. The Company began shipping the VC100 (or "ViaTV"), the first product in its planned family of VideoCommunicators, to the United States consumer market in February 1997. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a PC. The Company has sold a limited number of VC100s in several foreign countries and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals for the VC100, or any regulatory approvals for its other VideoCommunicators, in a timely manner, if at all. See "Risk Factors -- Compliance with Regulations and Industry Standards." The Company is currently demonstrating prototypes of two additional VideoCommunicators: a version of its VC100 that permits internet browsing and the VC200, which is a non-PC based POTS video telephone and internet browser with a built-in liquid crystal display. See "Business -- Products" and "Business -- Licensing and Development Arrangements" for a discussion of the development status of the VC100, the version of the VC100 with internet browsing capability, the VC200 and the successor products to the Company's video compression semiconductors and certain related licensing and development arrangements (including arrangements pursuant to which USR and KME have licensed all or substantially all of the Company's technology underlying its VideoCommunicators). Although the Company has received certain revenues from licensing and development arrangements in the past, there can be no assurance that the Company will receive any revenues from such arrangements in the future. In addition, KME, Leadtek, Truedox, USR and other licensees or purchasers of the Company's technology, video compression semiconductors, software or board designs are using or may use such technology or components to manufacture and sell products that compete with the Company's VideoCommunicators.

     The Company's future operating results are expected to fluctuate as the Company proceeds with the development and marketing of its VideoCommunicators. Moreover, because the Company's video compression semiconductor and related software business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company, the Company believes that its future profitability will be largely dependent on the success of its VideoCommunicator business. As a result, the Company believes that its historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. The successful development and marketing of the Company's VideoCommunicators are subject to a number of substantial risks and contingent on the achievement of numerous significant milestones, many of which are beyond the control of the Company. See "Risk Factors."

     Historically, the Company has sold its video compression semiconductors and related software to video conferencing OEMs and distributors. The Company sells its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties. The Company also markets its VideoCommunicators through retail channels and catalogs.

     The Company believes that the development and marketing of its family of VideoCommunicators may adversely impact its gross margins due in part to higher unit costs associated with initial production of its first products, including the VC100, as well as substantially different cost and pricing structures related to the manufacture and sale of consumer products.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                        YEAR ENDED MARCH 31,
                                                                      -------------------------
                                                                      1995      1996      1997
                                                                      -----     -----     -----
Total revenues....................................................    100.0%    100.0%    100.0%
Cost of revenues..................................................     59.7      57.9      62.8
                                                                      -----     -----     -----
Gross margin......................................................     40.3      42.1      37.2
Operating expenses:
  Research and development........................................     40.7      26.8      54.9
  Selling, general and administrative.............................     32.3      27.6      52.7
  Restructuring costs.............................................       --       2.1       0.3
                                                                      -----     -----     -----
          Total operating expenses................................     73.0      56.5     107.9
                                                                      -----     -----     -----
Loss from operations..............................................    (32.7)    (14.4)    (70.7)
Other income, net.................................................      3.1       3.3       0.6
                                                                      -----     -----     -----
Loss before provision for income taxes............................    (29.6)    (11.1)    (70.1)
Provision (benefit) for income taxes..............................     (0.2)      0.1       1.0
                                                                      -----     -----     -----
Net loss..........................................................    (29.4)%   (11.2)%   (71.1)%
                                                                      =====     =====     =====

FISCAL YEARS ENDED MARCH 31, 1995, 1996 AND 1997

     Total Revenues. Total revenues consist of product sales and the licensing of technology. Total revenues were $19.9 million, $28.8 million and $19.1 million in fiscal 1995, 1996 and 1997, respectively. Product revenues fluctuated primarily due to declining sales of the Company's discontinued line of math co-processors, fluctuating sales of the Company's video conferencing semiconductors and the discontinuation of MPEG semiconductor sales. The Company's math co-processor revenues declined from $10.9 million in fiscal 1995 to $2.5 million in fiscal 1996 and to $206,000 in fiscal 1997, while total revenues from video conferencing semiconductors increased from $7.5 million in 1995 to $13.1 million in fiscal 1996, then declined to $12.6 million in fiscal 1997. MPEG semiconductor revenues declined from $3.8 million in fiscal 1996 to $2.0 million in fiscal 1997. In September 1996, the Company sold the last of its MPEG inventory. Accordingly, the Company does not expect to derive any future product revenue from the sale of MPEG semiconductors. In fiscal 1995, 1996 and 1997, total revenues from technology licensing (all of which were non-recurring) were $1.3 million, $9.0 million and $3.9 million, respectively. Of the $9.0 million technology licensing revenue in fiscal 1996, $6.8 million was derived from one customer. See "Business -- Licensing and Development Arrangements."

     Gross Profit. The cost of revenues consists of costs associated with wafer fabrication, assembly and testing performed by third-party vendors and direct and indirect costs associated with purchasing, scheduling and quality assurance. The Company's gross profit was $8.0 million, $12.1 million and $7.1 million, or 40%, 42% and 37% of total revenues, in fiscal 1995, 1996 and 1997, respectively. The gross profit for fiscal 1996 was favorably impacted by technology licensing revenues and adversely impacted by negative margin from sales of MPEG products. In fiscal 1997, the significant decline in gross margin relates primarily to charges associated with the write off of inventories related to the Company's exit from the MPEG market. In fiscal 1997, the Company sold all of its remaining MPEG inventory.

     Research and Development. Research and development expenses consist primarily of personnel, mask and equipment costs necessary for the Company to conduct its development efforts. Research and development costs, including software development costs, are expensed as incurred. Research and development expenses were $8.1 million, $7.7 million and $10.5 million, or 41%, 27% and 55% of total revenues, in fiscal 1995, 1996 and 1997, respectively. A significant portion of research and development expenses during fiscal 1995 and 1996 was attributable to the development of products that were subsequently discontinued, including an Intel compatible x86 microprocessor and graphics and MPEG semiconductors. During fiscal 1997, research and development expenses were concentrated on video compression semiconductors and VideoCommunicators.

     Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management. Such costs also include advertising, sales commissions, trade shows and other marketing and promotional expenses. Selling, general and administrative expenses were $6.4 million, $7.9 million and $10.1 million, or 32%, 28% and 53% of total revenues, in fiscal 1995, 1996 and 1997, respectively. Selling, general and administrative expenses increased by $1.5 million in fiscal 1996 primarily due to higher compensation expenses and, to a lesser extent, higher legal and bad debt expenses. In fiscal 1997, selling, general and administrative expenses increased by $2.2 million due primarily to compensation expense recognized on certain stock option grants and expenses associated with the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Accounting for Stock-Based Compensation" and Note 6 of Notes to Consolidated Financial Statements.

     Restructuring Costs. During fiscal 1996, the Company recorded restructuring charges related to discontinuing certain research and development activities not related to video conferencing products. These restructuring costs related primarily to the write off of equipment associated with the discontinued research and development efforts.

     During fiscal 1997, the Company recorded an additional charge for restructuring its operations by reducing its workforce. As of March 31, 1997, the Company's restructuring actions were fully completed and there were no remaining restructuring cost accruals.

     Other Income, Net. In fiscal 1995, 1996 and 1997, other income was $611,000, $952,000 and $120,000, respectively. In fiscal 1995, other income consisted primarily of interest income. During fiscal 1996, the Company acquired equity positions in four privately held companies. In fiscal 1996, the Company realized $727,000 of income by selling the stock of one of these entities. The Company's investment in each of these entities represents less than 15% of the outstanding voting stock of these entities and accordingly, the Company has accounted for these investments on a cost basis. As of March 31, 1997, these investments have been completely written off.

     Income Taxes. In fiscal 1995, 1996 and 1997, the Company was not profitable and incurred no material income tax expense. The provision for income taxes for fiscal 1997 primarily represents certain foreign withholding taxes.

     At March 31, 1997, the Company had approximately $10.0 million of federal net operating loss carryforwards and approximately $1.6 million of research and development tax credit carryforwards available to offset future tax liabilities; such carryforwards expire beginning in the years 2011 and 2010, respectively. Under the ownership change limitation provisions of the Internal Revenue Code of 1986, as amended, the amount of, and benefit from, the net operating losses and credit carryforwards may be impaired or limited in certain circumstances.

     At March 31, 1997, the Company had gross deferred tax assets of approximately $8.8 million. The weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at March 31, 1997.

QUARTERLY RESULTS

     The following tables set forth consolidated statements of operations data for the eight quarters in the period ended March 31, 1997, both in dollar amounts and as percentages of total revenues. The data set forth has been derived from unaudited consolidated financial statements of the Company and has been prepared on the same basis as the audited financial statements, and in the opinion of management, includes all normal recurring adjustments that the Company considers necessary for a fair presentation of the results of the interim periods and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for future quarters. Further, because of the Company's planned reliance on its VideoCommunicators, the Company's historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results.

                                                                             QUARTER ENDED
                                       -----------------------------------------------------------------------------------------
                                       JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                         1995       1995        1995       1996        1996       1996        1996       1997
                                       --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                            (IN THOUSANDS)
Total revenues.......................  $ 4,881     $ 7,241     $7,083     $ 9,569    $ 5,703     $ 4,372    $ 4,582     $ 4,489
Cost of revenues.....................    4,184       3,741      3,019       5,724      7,503       1,942      1,283       1,302
                                       -------      ------     ------      ------    -------      ------    -------
Gross profit (loss)..................      697       3,500      4,064       3,845     (1,800)      2,430      3,299       3,187
                                       -------      ------     ------      ------    -------      ------    -------
Operating expenses:
  Research and development...........    2,296       1,701      1,633       2,084      2,421       2,340      3,141       2,608
  Selling, general and
    administrative...................    1,803       1,575      2,243       2,317      3,247       1,733      2,003       3,115
  Restructuring costs................      603          --         --          --         59          --         --          --
                                       -------      ------     ------      ------    -------      ------    -------
        Total operating expenses.....    4,702       3,276      3,876       4,401      5,727       4,073      5,144       5,723
                                       -------      ------     ------      ------    -------      ------    -------
Income (loss) from operations........   (4,005)        224        188        (556)    (7,527)     (1,643)    (1,845)     (2,536)
Other income (expense), net..........      152         (72)       233         639         53          74        265        (272)
                                       -------      ------     ------      ------    -------      ------    -------
Income (loss) before income taxes....   (3,853)        152        421          83     (7,474)     (1,569)    (1,580)     (2,808)
Provision for income taxes...........       --          --         --         (20)      (100)        (46)        --         (36)
                                       -------      ------     ------      ------    -------      ------    -------
Net income (loss)....................  $(3,853)    $   152     $  421     $    63    $(7,574)    $(1,615)   $(1,580)    $(2,844)
                                       =======      ======     ======      ======    =======      ======    =======

                                                                  AS A PERCENTAGE OF TOTAL REVENUES
                                      -----------------------------------------------------------------------------------------
                                                                            QUARTER ENDED
                                      -----------------------------------------------------------------------------------------
                                      JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                        1995       1995        1995       1996        1996       1996        1996       1997
                                      --------   ---------   --------   ---------   --------   ---------   --------   ---------
Total revenues......................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of revenues....................     85.7       51.7        42.6       59.8       131.6       44.4        28.0       29.0
                                        -----      -----       -----      -----       -----      -----       -----      -----
Gross margin........................     14.3       48.3        57.4       40.2       (31.6)      55.6        72.0       71.0
                                        -----      -----       -----      -----       -----      -----       -----      -----
Operating expenses
  Research and development..........     47.0       23.5        23.0       21.8        42.5       53.5        68.6       58.1
  Selling, general and
    administrative..................     36.9       21.7        31.7       24.2        56.9       39.7        43.7       69.4
  Restructuring costs...............     12.4         --          --         --         1.0         --          --         --
                                        -----      -----       -----      -----       -----      -----       -----      -----
        Total operating expenses....     96.3       45.2        54.7       46.0       100.4       93.2       112.3      127.5
                                        -----      -----       -----      -----       -----      -----       -----      -----
Income (loss) from operations.......   (82.0)        3.1         2.7       (5.8)     (132.0)     (37.6)      (40.3)     (56.5)
Other income (expense), net.........      3.1       (1.0)        3.3        6.7         0.9        1.7         5.8       (6.1)
                                        -----      -----       -----      -----       -----      -----       -----      -----
Income (loss) before income taxes...   (78.9)        2.1         6.0        0.9      (131.1)     (35.9)      (34.5)     (62.6)
Provision for income taxes..........       --         --          --       (0.2)       (1.7)      (1.0)         --       (0.8)
                                        -----      -----       -----      -----       -----      -----       -----      -----
Net income (loss)...................    (78.9)%      2.1%        6.0%       0.7%     (132.8)%    (36.9)%     (34.5)%    (63.4)%
                                        =====      =====       =====      =====       =====      =====       =====      =====

     The Company's technology licensing activities have contributed to fluctuations in the Company's quarterly revenues. Technology licensing revenues (all of which were non-recurring) for each of the eight quarters in the period ended March 31, 1997, were $150,000, $2.4 million, $2.9 million, $3.6 million, $1.3 million, $1.0 million, $650,000 and $843,000, respectively. In addition, revenues have fluctuated as the Company has introduced new or enhanced versions of its video compression semiconductors and as earlier products approached the end of their life cycle. In the quarter ended March 31, 1996, the Company realized both significant technology licensing revenues and "end of life" revenues related to the Company's prior generation of video compression semiconductors. In contrast, the quarter ended June 30, 1996 reflects licensing revenues of only $1.3 million and insignificant revenues related to these discontinued products.

     In general, favorable gross margin fluctuations in the quarters ended September 30, 1995 and December 31, 1995 reflect the impact of technology license revenues, which have no material associated costs.

However, in the quarter ended June 30, 1996 the unfavorable gross margin fluctuation was due primarily to a $4.0 million charge for inventories related to the Company's MPEG inventory. In September 1996, the Company sold its remaining MPEG inventory. Margins improved in the quarter ended December 31, 1996 due primarily to discontinuation of MPEG sales and a fee of $471,000 received from a customer for cancellation of an order.

     Operating expenses have fluctuated as the Company discontinued its efforts to develop an Intel compatible x86 microprocessor in the quarter ended June 30, 1995, reduced its workforce in the quarter ended June 30, 1996 and has focused its efforts on developing its video compression semiconductors and its VideoCommunicators. Operating expenses for the quarters ended June 30, 1996, September 30, 1996, December 31, 1996 and March 31, 1997 were also impacted by compensation charges taken by the Company for certain stock options repriced and granted in fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting for Stock-Based Compensation" and Note 6 of Notes to Consolidated Financial Statements.

     The Company's operating results have fluctuated significantly and may continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside the Company's control, including changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company or its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, the level of international sales, continued compliance with industry standards and general economic conditions.

     Variations in timing of sales can cause significant fluctuations in future operating results. In addition, because a significant portion of the Company's business may be derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize, and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. If sales do not meet the Company's expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products, which would also have a material adverse effect on the Company's business and operating results.

     The Company's strategic shift towards the development and marketing of VideoCommunicators such as the VC100 may result in substantially different patterns in operating results. For example, the Company's operating results may be subject to more heightened seasonality with sales higher during the Company's third fiscal quarter, corresponding to the Christmas shopping season. The Company intends to spend substantial additional amounts on advertising, toll-free marketing and customer support. There can be no assurance as to the amount of such spending or that revenues adequate to justify such spending will result. As a result of its shift to selling VideoCommunicators, the Company may experience different inventory, product return, price protection and warranty cost patterns.

     As a result of these and other factors, it is likely that in some future period the Company's operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Common Stock. See "Risk
Factors -- Potential Fluctuations in Future Operations Results."

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," which established a fair value based method of accounting for employee stock option plans. Had compensation costs for the Company's option plans been determined based on the fair market value of options at their grant dates as described in FAS 123, the Company's net loss would have been $3.7 million and

$14.7 million for fiscal 1996 and fiscal 1997, respectively, and the Company's pro forma net loss per share would have been $1.23 per share for fiscal 1997.

     The Company has recorded a deferred compensation expense of $7.3 million relating to certain stock option grants which were made during the period June through September 1996. The Company recognized $4.5 million of the deferred compensation expense during fiscal 1997, and will recognize the remainder over the related vesting period of the options (which is generally 48 months). The future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period. See Note 6 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Since fiscal 1994, the Company has satisfied its liquidity needs principally from proceeds generated from two issuances of its equity securities and cash generated from operations in fiscal 1994 and prior years. At March 31, 1994, the Company had cash, cash equivalents and short term investments of $9.2 million, which decreased to $8.7 million at March 31, 1997. The Company currently has no bank borrowing arrangements.

     The cash used by the Company for operations was $4.1 million, $625,000 and $4.3 million in fiscal 1995, 1996 and 1997, respectively. Cash used in operations in fiscal 1995 reflects a net loss of $5.9 million that was partially offset by noncash items and cash generated by changes in working capital. Cash used in operations in fiscal 1996 reflects a net loss of $3.2 million that was substantially offset by changes in working capital. Cash used in operations in fiscal 1997 reflects a net loss of $13.6 million that was partially offset by reductions in inventory and accounts receivable and a non-cash deferred compensation charge of $4.5 million.

     During fiscal 1995, 1996 and 1997, the Company's capital expenditures were $1.5 million, $1.0 million and $691,000, respectively. These capital expenditures related primarily to the acquisition of machinery, equipment and software. At March 31, 1997, the Company did not have any material capital commitments outstanding.

     During fiscal 1995, 1996 and 1997, the Company's financing activities generated cash of $7.5 million, $608,000 and $3.9 million, respectively, primarily from the sale of the Company's equity securities.

     The Company expects that the anticipated net proceeds of this Offering, its existing cash resources, and the amounts, if any, generated from operations, will be sufficient to meet the Company's cash requirements for at least the next 12 months. However, the Company is operating in a rapidly changing industry. There can be no assurance that the Company will not seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources to finance its growth and capital requirements. There can be no assurance that the Company will be able to raise such capital on acceptable terms, if at all. See "Risk Factors -- Need for Additional Capital to Finance Growth and Capital Requirements."

                                    BUSINESS

     8x8, Inc. designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to original equipment manufacturers ("OEMs") of corporate video conferencing systems. To address new opportunities, the Company is leveraging its strengths in semiconductor design and related software to develop and market video conferencing systems for the consumer market. The Company began shipping the VC100 (or "ViaTV"), the first product in its planned family of VideoCommunicators, to the United States consumer market in February 1997. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a PC. The Company has sold a limited number of VC100s in several foreign countries and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals in a timely manner, if at all. See "Risk Factors -- Compliance with Regulations and Industry Standards."

     The Company's video compression semiconductors combine, on a single chip, a reduced instruction set computer ("RISC") microprocessor, a digital signal processor ("DSP"), specialized video processing circuitry, static random access memory ("RAM") and proprietary software to perform the real time compression and decompression ("codec")of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony. These semiconductors are designed to provide video conferencing over a broad range of network types including standard analog telephone lines (commonly known as plain old telephone service or "POTS"), integrated services digital networks ("ISDN"), local area networks ("LAN") and asymmetric digital subscriber lines ("ADSL"). Customers for the Company's video compression semiconductors include PictureTel, Siemens, Sony, VideoServer, VCON and Vtel.

     The Company's VideoCommunicators are based on its proprietary semiconductor, software and systems technology. The VC100 is designed to be compliant with the H.324 international standard for video telephony over POTS and to be compatible with PC and non-PC based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 15 frames per second. In addition, the Company is currently demonstrating prototypes of two additional VideoCommunicators: a version of its VC100 that permits internet browsing and the VC200, which is a non-PC based POTS video phone and internet browser with a built-in liquid crystal display ("LCD"). The Company sells its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing relationships with third parties such as EFA, GTE and Hewlett-Packard. The Company also recently began marketing its VideoCommunicators through retail channels such as Comexpo, Fry's Electronics, J & R Computer World and Staples and catalogs such as Hello Direct and MicroWarehouse. In addition, Hammacher Schlemmer and Sharper Image have agreed to include the VC100 in their catalogs. See "Business -- Products" and "Business -- Licensing and Development Arrangements" for a discussion of the development status of the VC100, the version of the VC100 with internet browsing capability, the VC200 and the successor products to the Company's video compression semiconductors and certain related licensing and development arrangements (including arrangements pursuant to which USR and KME have licensed all or substantially all of the Company's technology underlying its VideoCommunicators). Although the Company has received certain revenues from licensing and development arrangements in the past, there can be no assurance that the Company will receive any revenues from such arrangements in the future. In addition, KME, Leadtek, Truedox, USR and other licensees or purchasers of the Company's technology, video compression semiconductors, software or board designs are using or may use such technology or components to manufacture and sell products that compete directly with the Company's VideoCommunicators.

INDUSTRY BACKGROUND

     The proliferation of video conferencing products is dependent on several factors including network bandwidth, advanced compression technologies and the acceptance of video telephony standards. Increases in available bandwidth improve the data carrying capacity of networks, while improvements in compression technologies utilize a given bandwidth more efficiently. Finally, video telephony standards are key to widespread adoption as they are designed to permit the interoperability between systems offered by different vendors.

     Since the first video conferencing products were introduced in the late 1970's, users have faced a tradeoff between the cost and availability of network bandwidth and the quality of video images which can be transmitted over the network. High capacity connections, such as T1/E1 (1.5/2.0 megabits per second ("Mbps")) and ISDN (128 kilobits per second ("Kbps")), provide greater bandwidth but are significantly more costly and less available than ubiquitous analog POTS lines which now offer one-way data transmission rates of up to 56.6 Kbps using technology such as x2 from USR, but remain limited to rates of up to 33.6 Kbps for the symmetrical data transmission required by video conferencing. The challenge faced by developers of video conferencing systems has been to provide the best possible image quality through the efficient compression of video and audio data for transmission over available network bandwidth. The proliferation of video communications equipment has been influenced by the adoption of international video telephony standards which, if complied with, will permit interoperability between systems offered by different vendors.

     To date, nearly all video conferencing products have been targeted at corporate users with access to high bandwidth connections such as T1/E1 and ISDN. However, the vast majority of consumers continue to have limited access to bandwidth beyond that provided by standard analog POTS lines. The Company believes that significant demand exists for inexpensive video phone products that would allow users to transmit video images with audio over normal telephone lines. Several factors are contributing to the viability of consumer video phones, including:

     - Improved Bandwidth. A number of technologies have been deployed or are under development which aim to increase the bandwidth available from existing copper telephone lines. These include faster POTS modems (currently limited to symmetrical data transmission rates of up to 33.6
       Kbps) and residential ISDN and ADSL service.

     - Advanced Compression Techniques. The quality of transmitted video images is a function of network bandwidth and the sophistication of the hardware and software used to compress and decompress the data. Because video images contain a large amount of information, video conferencing systems must compress the video and audio data to fit the available network bandwidth while attempting to maintain the quality and synchronization of audio and video. For example, a normal television signal contains 90 Mbps of information, which must be compressed by a factor of approximately 2,700 to 1 to permit symmetrical transmission over POTS at 33.6 Kbps. By using sophisticated compression algorithms and advanced DSP semiconductors, video conferencing system manufacturers can achieve improved video quality.

     - Adoption of Industry-Wide Standards. Increased usage of video conferencing in the corporate market has been facilitated by the adoption of the H.320 standard, which defined the video telephony protocols used by systems connected over ISDN. The adoption of H.320 enabled interoperability between systems from different vendors, encouraged new market entrants, and contributed to significantly lower system pricing and an increased installed base. The Company believes that the H.320 standard expanded the market for business video conferencing systems over ISDN. Similarly, the H.324 standard for video telephony over POTS may result in expanded home use of video phones. Other standards, such as H.323, are being developed for communications over packet-based networks, such as LANs.

     As a result of the above technological advances and the adoption of the
H.324 standard, low cost consumer POTS video phones are being developed by a number of suppliers. These products may be introduced in a variety of product configurations and physical forms (i.e., "form factors"), including those based on telephones and using a television for display, such as the VC100, or using an LCD for display, such as the VC200, and those based on the PC. An increasing number of PCs are being shipped with pre-installed H.324 compliant software. Significant sales of such H.324 products, if achieved, should increase the usefulness of and demand for additional H.324 compliant video phones by providing potential video phone purchasers with other parties to call.

8X8 STRATEGY

     The Company's strategy is to leverage its expertise in video compression semiconductors, software and system design and its understanding of video telephony standards to develop and market a family of cost effective VideoCommunicators for the consumer video conferencing market. Key elements of the Company's strategy include:

     Leverage Proprietary Technology. The Company provides highly integrated video compression semiconductors and related software to manufacturers of video conferencing systems. The Company is leveraging its proprietary semiconductor and software expertise to develop its non-PC based VideoCommunicators to address the United States consumer market. In addition, the Company intends to develop future generations of highly integrated semiconductor and software products for use in video conferencing systems developed both by the Company and its OEM customers. The Company's ongoing development efforts are targeted at reducing overall system costs continuously improving video and audio quality at varying bandwidths and ensuring compliance with emerging video telephony standards to encourage proliferation of its products.

     Broaden and Enhance VideoCommunicator Family. The Company intends to develop a variety of consumer video conferencing products. The VC100, the Company's initial VideoCommunicator, is targeted at the United States consumer market and is based upon the Company's proprietary semiconductor and software technology. The VC100 connects to a television and standard touch-tone telephone and adds video to an otherwise normal telephone call, without the need for a PC. The Company is demonstrating prototypes of two additional VideoCommunicators: a version of its VC100 that permits internet browsing and the VC200, which is a POTS video telephone and internet browser with a built-in LCD display. The Company plans to extend its VideoCommunicator product line in the future by developing products in new form factors and products that are designed to comply with emerging video telephony standards. The Company further intends to differentiate its products in the future by adding features which may include picture quality enhancements, caller identification ("caller ID"), pan/tilt/zoom and auto-answer.

     Utilize Multiple Marketing Channels for VideoCommunicators. The Company sells its VideoCommunicators through a direct marketing channel, utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing relationships with third parties such as EFA, GTE and Hewlett-Packard. The direct marketing approach generally allows more rapid establishment of brand recognition and introduction of new products, and enables competitive pricing and better management of working capital. The Company also recently began marketing its VideoCommunicators through retail channels such as Comexpo, Fry's Electronics, J&R Computer World and Staples and catalogs such as Hello Direct and MicroWarehouse. In addition, Hammacher Schlemmer and Sharper Image have agreed to include the VC100 in their catalogs. The Company intends to continue to sell its video compression semiconductor and software products to OEMs and distributors through its existing sales and marketing force.

     Drive Price/Performance Improvements. Price/performance improvements in end-user systems are important to expanding the consumer video conferencing market. By enhancing its proprietary semiconductor and software technologies, the Company intends to improve the price/performance of its consumer video phones by integrating a number of essential system functions onto future versions of its video compression semiconductors. The Company also intends to utilize off-the-shelf components when appropriate and to work closely with its key suppliers to achieve cost and performance advantages.

PRODUCTS

     The Company develops, markets and sells a variety of video compression semiconductors and related software and reference boards. The Company is currently developing a family of non-PC based VideoCommunicators, including its recently introduced VC100, which incorporate the Company's proprietary semiconductor, software and systems technologies. The Company from time to time enters into licensing and development arrangements with other corporations which are designed to promote the design, development, manufacture and sale of the Company's products. Such arrangements may enable these corporations to use this technology to produce products that compete with the Company's VideoCommunicator products. See "Business -- Licensing and Development Arrangements" and "Risk Factors -- Competition."

  VideoCommunicator Systems

     The Company's initial VideoCommunicator, the VC100, connects to a television and standard touch-tone telephone and adds video to an otherwise normal telephone call, without the need for a PC. The VC100, targeted at United States consumer markets, is based primarily upon the Company's existing technology and is designed to be compliant with the H.324 international standard for video telephony over POTS and to be compatible with PC and non-PC based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 15 frames per second. The VC100, which is based on the Company's Low bit-rate Videophone Processor ("LVP") semiconductor and proprietary software, includes an integrated digital camera and a V.34 modem and displays video in either full or quarter screen format, as well as simultaneous remote and self-view mode. The VC100 is controlled through the touch-tone keypad of the user's telephone and menu driven instructions that appear on the television screen.

     The Company is demonstrating prototypes of two additional VideoCommunicators: a version of its VC100 that permits internet browsing and the VC200, which is a non-PC based POTS video phone and internet browser with a built-in LCD display. The Company plans to extend its VideoCommunicator product line in the future by developing products in new form factors and products that are designed to comply with emerging video telephony standards. The Company further intends to differentiate its products by adding features which may include picture quality enhancements, caller ID, pan/tilt/zoom and auto-answer. See "Business -- Research and Development."

     Moreover, because the Company's video compression semiconductor and related software business has not provided, and is not expected to provide, sufficient revenues to profitably operate the Company, the Company believes that its future profitability will be largely dependent on the success of its VideoCommunicator business. The Company has sold a limited number of VC100s in several foreign countires and is pursuing regulatory approvals which will permit the sale of the VC100 in additional foreign countries. There can be no assurance, however, that the Company will receive any such foreign regulatory approvals in a timely manner, if at all. See "Risk Factors -- Compliance with Regulations and Industry Standards." The Company recently began demonstrating prototypes of its version of the VC100 with internet browsing capability and its VC200, with numerous technical and other milestones remaining before commercial introduction is possible. See "Risk Factors -- Dependence on Future VideoCommunicator Revenues" and "Risk Factors -- Rapid Technological Change, Dependence on New Product Introduction."

  Video Compression Semiconductors

     The Company's video compression semiconductors are based on the Company's proprietary architecture, which is protected in part by various patents and trade secret protections. See "Business -- Intellectual Property." This architecture combines, on a single chip, a custom RISC microprocessor, a high performance DSP core, specialized video processing circuitry, static RAM memory and proprietary software, which together perform the core processing functions required by video conferencing and other digital video applications.

     The table below describes the Company's video compression semiconductors and their applications:
------------------------
-------------------------------------

---------------------------------------------------
----------------------------------------------------------------------------------------------------------
  PRODUCT               DESCRIPTION                        APPLICATIONS
----------------------------------------------------------------------------------------------------------
  Video Communications  H.320 compression semiconductor    -  PC ISDN video conferencing add-in boards
  Processor("VCP")      for ISDN video conferencing        -  ISDN group video conferencing systems
                        systems;                           -  LAN video conferencing systems
                        or H.323 semiconductor for LAN     -  Internet phone calls
                        video conferencing systems or
                        Internet phone calls
----------------------------------------------------------------------------------------------------------
  Low bit-rate          H.324 compression semiconductor    -  Consumer video telephones for POTS
  Videophone            for POTS video conferencing        -  PC video phone add-in boards for POTS
  Processor("LVP")      systems
----------------------------------------------------------------------------------------------------------
  Multimedia Encoding   Compression semiconductor for      -  Cameras with embedded compression
  Processor("MEP")      video capture and encoding         -  Video capture PC add-in boards
                        systems
----------------------------------------------------------------------------------------------------------
  Video to PCI          Interface chip which connects the  -  PC (POTS, ISDN or LAN-based) video
  Interface             VCP/LVP/MEP devices to the PCI        conferencing boards
  Chip("VPIC")          bus
----------------------------------------------------------------------------------------------------------

     VCP -- Video Communications Processor. The Company's VCP is an integrated video compression semiconductor, which allows OEMs to develop video conferencing systems based on the H.320 standard for

ISDN video conferencing or on the H.323 standard for LAN video conferencing or internet phone calls. In recent quarters, the VCP accounted for the majority of the Company's semiconductor product sales. The Company's proprietary RISC and DSP technology allows a single VCP semiconductor to output up to 24 frames per second of H.320 based video over an ISDN line. The VCP includes video processing circuitry that compresses and decompresses video images. Systems designed using multiple VCPs are capable of providing higher frame rates, thus providing for video quality approaching that of a television. The VCP can reside on PC add-in cards or non-PC based corporate conference room systems.

     LVP -- Low bit-rate Videophone Processor. The LVP semiconductor is designed to support H.324 based video phones using standard POTS phone lines. Systems based on the LVP benefit from the same RISC and DSP technology found in the Company's VCP product, and are designed to deliver video at up to 15 frames per second over a standard POTS telephone line. The LVP can be designed into systems in a variety of form factors, including non-PC based systems that utilize a telephone and either television or a LCD display. The LVP can also be designed into PC video phone add-in boards. The LVP is the core compression semiconductor inside the Company's VC100 and VC200 products.

     MEP -- Multimedia Encoding Processor. The MEP is designed for multimedia compression applications which require high processing power to compress high bandwidth digital video, such as cameras with embedded compression, PC add-in boards for video capture and editing and CD-ROM title development.

     VPIC -- Video to PCI Interface Chip. The VPIC is a companion semiconductor to the Company's video compression semiconductors. The VPIC provides a direct interface between the Company's compression semiconductors and the high speed PCI expansion bus found in PCs. By providing a direct path into the PC's graphic display memory, the VPIC allows PC board designers to improve the performance and quality of their designs based on the Company's compression semiconductors.

     The Company is currently designing a future generation of its video compression semiconductors and related software. To date, the Company has focused its semiconductor research and development efforts principally on development of the successor to the VCP compression semiconductor and the related software. See "Business -- Research and Development."

  Application Software

     The Company's semiconductors are sold with its proprietary application specific software, which addresses the unique system requirements of various international video telephony standards. This software, which is a combination of microcode assembly and C firmware, enables the Company's proprietary semiconductor architecture to implement multiple compression standards such as H.320, H.323, H.324 and MPEG. In many cases, by enhancing its application software, the Company can improve the quality of transmitted video images, address emerging standards and add user features to its existing video compression semiconductors. The Company supplies an Application Programmers Interface ("API") with its software to allow limited customization through an external microprocessor or host controller. The Company also sells non-exclusive licenses for the source code for its software to customers who wish to modify the software by adding their own features and controls. Development kits are also licensed to customers allowing them to write, compile and develop software for the Company's proprietary semiconductor architecture.

  Reference Boards and Designs

     The Company provides a range of printed circuit boards and designs as reference boards or reference designs to its customers which serve as examples for targeted applications. Each reference board and reference design is provided with schematics, complete documentation, video processor software and board-level software diagnostics. This allows the customer to leverage the Company's systems design expertise. These reference boards and reference designs enable customers to more quickly introduce new products and improve the Company's technical support capabilities. Examples of the Company's reference board designs include the DVC5, which is designed for H.320 systems, and the DVC8, which is designed for H.324 systems. Each of the Company's reference boards and reference designs specifies the use of one of the Company's video compression semiconductors on the board or within the design, as the case may be.

TECHNOLOGY

     The Company has developed the following video conferencing technologies:

  Semiconductor Architecture

     The Company's video compression semiconductors share a common architectural foundation. This architecture has been specifically tailored to video conferencing applications which must simultaneously compress and transmit video and audio data from one side of a video call while receiving and decompressing video and audio data from the remote side. This architecture integrates two core processors running in parallel: a 33 million instructions per second ("MIPS") 32-bit RISC microprocessor and a 128-bit Single Instruction Multiple Data ("SIMD") DSP. The Company's video compression semiconductors currently in production are manufactured using 0.5 micron, 3-layer metal complementary metal oxide semiconductor ("CMOS") process technology. Follow-on versions are being designed using 0.35 micron process technology.

     The Company's RISC processor core uses a proprietary instruction set specifically designed for video conferencing applications. The RISC core controls the overall chip operation and manages the input/output interface through a variety of specialized ports which connect the chip directly to external host, audio and network subsystems. This core is programmable in the C programming language and allows customers to add their own features and functionality to the device software provided by the Company.

     The second processor is a proprietary DSP core. This DSP core is a 2 BOPS (billion operations per second) SIMD processor which implements the computationally intensive video and audio processing routines. Variable length 32 and 64 bit microcode instructions of the DSP core provide the flexibility to improve algorithm performance, enhance video and audio quality and maintain compliance with changing digital video standards. Unlike many competing semiconductors which use hardwired building blocks to implement each step in the compression/decompression (codec) process, the Company's DSP core uses microcode software routines to implement the fundamental processing steps which form the basis of H.320, H.323 and H.324 standards-based video conferencing systems, thus allowing upgrades through changes in software only.

     In addition to the RISC and DSP cores, all of the Company's video compression semiconductors share a common set of video processing capabilities which are fundamental to enhancing video quality. Digital video inputs directly into the chip and passes through a series of digital filters designed to resize, re-color and remove noise from the images in preparation for compression. These semiconductors also incorporate proprietary interlacing and resizing filters at the output stage.

  Application Software Development

     The Company's proprietary application specific software, sold with the Company's semiconductor products, addresses the unique system requirements of the various international video telephony standards. This software is a combination of microcode assembly (for the DSP core) and compiled C code (for the RISC core). By refining its software, the Company can enhance picture quality, address new standards and add significant user features. In addition, several of the Company's customers have licensed source code to which they add proprietary features, custom interfaces and, in some cases, algorithm improvements. See "Business -- Licensing and Development Arrangements."

  Algorithm Expertise

     The Company has devoted significant resources to develop video and audio codec algorithms to meet international video telephony standards. While the H.32x standards clearly specify the syntax requirements of a standards-compliant decoder, and thus what constitutes a valid H.32x bitstream, they do not specify the methods by which an H.32x encoder achieves this result. The flexibility of the Company's video compression semiconductor architecture allows the Company to apply its core algorithm expertise to develop products for a variety of video conferencing applications. The Company's algorithm expertise enables the following:

     - Video Coding Efficiency and Video Quality. By improving its proprietary motion search algorithms and optional coding modes which are tuned to the capabilities of the Company's semiconductor architecture, the Company is able to enhance video quality for H.32x video conferencing applications.

     - Integrated Control of Real-Time Systems. Video conferencing systems are inherently complex due to the convergence of video, audio and control information. The Company's proprietary semiconductor architecture and interrupt-driven control firmware manage these varying data streams in concert thereby reducing the complexity of the external system design.

     - Proprietary Rate Buffer Control. The real-time management of video and audio buffer occupancy has a significant effect on the performance of video conferencing systems, especially at low bit-rates. The Company has developed a suite of proprietary adaptive rate-buffer control algorithms which dynamically controls the occupancy rate of these buffers and allows for efficient use of available network bandwidth.

SALES AND MARKETING

     The Company markets its semiconductors through its own direct sales force as well as through distributors. The Company's direct sales force supports domestic and international sales and operates from the Company's headquarters in Santa Clara, California and a European office in London. As of March 31, 1997, the Company employed 22 persons in sales and marketing. These persons provide direct account support for OEM and distributor customers of the Company's semiconductors. The Company's sales and marketing personnel typically provide support to such OEM customers through sales literature, periodic training, customer symposia, pre-sales support and joint sales calls. As of March 31, 1997, the Company marketed its video compression semiconductors through seven distributors in Europe and the Pacific Rim. For the years ended March 31, 1996 and 1997, sales by the Company to distributors accounted for approximately 18% and 25% of total revenues, respectively, with ASCII, the Company's Japanese distributor, accounting for 7% and 13% of total revenues, respectively. The Company has elected to terminate its distribution relationship with ASCII effective June 30, 1997, which termination the Company believes will not have a material adverse effect on the Company's business or operating results. See "Business -- Licensing and Development Arrangements" for a discussion of certain licensing and development arrangements (including arrangements pursuant to which USR and KME have licensed substantially all of the Company's technology underlying the Company's VideoCommunicators). Although the Company has received certain revenues from licensing and development arrangements in the past, there can be no assurance that the Company will receive any revenues from such arrangements in the future. In addition, KME, Leadtek, Truedox, USR and other licensees or purchasers of the Company's technology, video compression semiconductors, software or board designs are using or may use such technology or components to manufacture and sell products that compete directly with the Company's VideoCommunicators.

     The Company utilizes several marketing programs to support the sale and distribution of its products, including participation in industry trade shows and conferences. The Company also publishes technical articles, distributes sales and product literature and has an active public relations plan to encourage coverage of the Company's products and technology by editors of trade journals.

     The Company sells its VideoCommunicators through a direct marketing effort, utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing relationships with third parties such as EFA, GTE and Hewlett-Packard. The direct marketing approach generally allows more rapid establishment of brand recognition and introduction of new products and enables competitive pricing and better management of working capital. The Company also recently began marketing its VideoCommunicators through retail channels such as Comexpo, Fry's Electronics, J&R Computer World and Staples and catalogs such as Hello Direct and MicroWarehouse. In addition, Hammacher Schlemmer and Sharper Image have agreed to include the VC100 in their catalogs. The Company intends to continue to sell its video compression semiconductor and software products to OEMs and distributors through its existing sales and marketing force.

     In recent years, the Company has been a provider of video compression semiconductors to OEMs of video conferencing systems. As such, the Company has only recently begun marketing its VideoCommunicators. In order to achieve significant market penetration and brand awareness for its VideoCommunicators, the Company must expand its sales and marketing efforts and further develop consumer marketing capabilities. There can be no assurance that the Company will be able to expand its sales and marketing efforts or further develop consumer marketing capabilities or that the Company will be able to achieve significant market penetration with its VideoCommunicators. Failure of the Company to successfully expand its sales and marketing efforts, or to sufficiently extend consumer marketing capabilities or to generate significant sales of the VC100 would have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Potential Fluctuations in Future Operating Results," "Risk Factors -- Uncertainty of Market Acceptance; Limits of Existing Technology," "Risk Factors -- No History of Consumer Marketing" and "Risk Factors -- Management of Growth."

MARKETS AND CUSTOMERS

     The Company provides highly integrated, proprietary semiconductors and associated software sold primarily to OEMs of corporate video conferencing systems. The Company sells its VCP semiconductors and related software and reference designs primarily to OEMs of ISDN office video conferencing systems that use the H.320 standard, including PictureTel, Siemens, Sony, VideoServer, VCON and Vtel. The Company sells its LVP semiconductors and related software and reference board designs to OEMs of POTS video conferencing systems for the consumer market using the H.324 standard, such as KME, Leadtek, Sony and Truedox. To address new opportunities, the Company is expanding its product lines by developing a family of non-PC based VideoCommunicators for the consumer market. The VC100, the Company's initial VideoCommunicator, began shipping to the United States consumer market in February 1997 and is based upon the Company's proprietary semiconductor and software technology. See
"Business -- Products" and "Business -- Licensing and Development Arrangements" for a discussion of the status of the VC100, the version of the VC100 with internet browsing capability, the VC200 and the successor products to the Company's video compression semiconductors and certain related licensing and development arrangements (including arrangements pursuant to which USR and KME have licensed all or substantially all of the Company's technology underlying its VideoCommunicators). Although the Company has received certain revenues from licensing and development arrangements in the past, there can be no assurance that the Company will receive any revenues from such arrangements in the future. In addition, KME, Leadtek, Truedox, USR and other licensees or purchasers of the Company's technology, video compression semiconductors, software or board designs are using or may use such technology or components to manufacture and sell products that compete directly with the Company's VideoCommunicators.

     Historically, a significant portion of the Company's sales has been to relatively few customers, although the composition of these customers has varied. Product revenues from the Company's ten largest customers in the years ended March 31, 1995, 1996 and 1997 accounted for approximately 44%, 39% and 54%, respectively, of its total revenues. During these periods, excluding one company paying certain non-recurring licensing fees in fiscal 1996, the Company had only two customers that accounted for 10% or more of total revenues:
Compression Labs (during the year ended March 31, 1995) and ASCII, the Company's Japanese distributor (during the year ended March 31, 1997). The Company has elected to terminate its distribution relationship with ASCII effective June 30, 1997, which termination the Company believes will not have a material adverse effect on the Company's business or operating results. In addition, the Company has recently been, and will continue in the foreseeable future to be, substantially dependent on the video conferencing industry. The loss of, or any reduction in orders from, a significant customer, or any reduction in demand for the Company's video compression semiconductors (particularly prior to significant VideoCommunicator revenues) or any general decline in the market for video conferencing products, could have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Product Concentration; Potential Loss of Semiconductor Sales; Dependence on Video Conferencing Industry" and "Risk Factors -- Dependence on Key Customers."

MANUFACTURING

     The Company uses independent foundries to fabricate, assemble and test its video compression semiconductors. The Company does not have long-term purchase agreements with its semiconductor foundries, and purchases semiconductor wafers pursuant to purchase orders. Therefore these foundries are generally not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price. The Company secures assembly and test services on a purchase order basis as well.

     The Company has only recently begun to manufacture consumer video telephony products. The Company outsources the manufacture of its VideoCommunicators to subcontract manufacturers. These subcontract manufacturers procure components from their suppliers and perform assembly and testing of the Company's VideoCommunicators on a turnkey basis. There can be no assurance that the Company will be able to reliably manufacture its VideoCommunicators in volumes, on a cost effective basis or in a timely manner. See "Risk Factors -- Lack of Experience in Manufacturing Consumer Video Telephony Products."

     The Company's reliance on subcontract foundries and system subcontract manufacturers, its manufacture of semiconductors, its purchase of components from third parties and its reliance on foreign subcontract manufacturers involve a number of risks. There can be no assurance that certain risks associated with these practices and activities will not have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Dependence on Third Party Manufacturers; Component Availability" and "Risk
Factors -- International Operations."

RESEARCH AND DEVELOPMENT

     As of March 31, 1997, the Company had 53 employees engaged in research and development. Research and development expenses in the years ended March 31, 1995, 1996 and 1997 were $8.1 million, $7.7 million and $10.5 million, respectively. The Company's development of new products and the enhancement of existing products is essential to its success. Accordingly, the Company anticipates that research and developments expenses will continue to increase in the foreseeable future. However, such expenses may fluctuate from quarter to quarter depending on a wide range of factors, including the status of and prospects for various development projects.

     The Company's current and future research and development efforts relating primarily to video compression semiconductors have and will continue to focus on the Company's next generation of these products. Areas of emphasis will include an enhanced version of its video compression semiconductor architecture intended to provide higher performance, enhanced functionality and further integration of certain essential system functions. This integration is designed to permit improved system price/performance. Future software developments may focus on emerging video telephony standards, picture quality enhancements and additional features supporting both the Company's systems products and its OEM customer products.

     Research and development efforts relating to the VC100, the Company's initial VideoCommunicator, are directed towards picture quality enhancements, internet browsing, caller ID, pan/tilt/zoom and auto-answer. To expand its family of VideoCommunicators, the Company is developing new form factors and broadening its video conferencing systems to ISDN and LAN as well as internet phone calls.

     Although the Company is a developer of video compression semiconductors and systems, the Company was previously involved in several other businesses which have since been discontinued. Prior product lines that were discontinued include math co-processors and MPEG semiconductors, discontinued in June 1995 and September 1996, respectively. Prior development efforts that were discontinued include Intel compatible x86 microprocessors and graphics semiconductors, discontinued in June 1995 and during the quarter ended September 30, 1994, respectively. The Company has discontinued its products and efforts in these areas in part because of rapid changes in the personal computer marketplace and severe price reduction for certain of these components.

     The video compression semiconductor and video conferencing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements in a timely manner. The Company's success in designing, developing, manufacturing and selling such products will depend on a variety of factors. In addition, the development and marketing of the Company's VideoCommunicators is at an early stage and, as a result, the Company must achieve numerous significant milestones and overcome substantial risks in order to successfully achieve widespread market acceptance of its VideoCommunicators. There can be no assurance that VideoCommunicators can be successfully developed, introduced to the market or achieve market acceptance. The Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, or if such new or enhanced products do not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Dependence on Future VideoCommunicator Revenues" and "Risk Factors -- Rapid Technological Change; Dependence on New Product Introduction."

LICENSING AND DEVELOPMENT ARRANGEMENTS

     The Company from time to time enters into licensing and development arrangements with other corporations that are designed to promote the design, development, manufacture and sale of the Company's products. Such arrangements may enable these corporations to use the Company's technology to produce products that compete with the Company's VideoCommunicators. See "Risk
Factors -- Competition." The Company's most significant licenses are with USR and KME.

     On May 5, 1997, the Company entered into a license agreement with USR. Pursuant to the agreement, the Company has granted to USR, for an initial license fee plus certain royalties, a license to make, use and sell systems and products containing the Company's proprietary technology relating to its VideoCommunicators and its PC-related video conferencing products. As a result, USR has a license to all of the Company's technology underlying its VideoCommunicators. USR is prohibited under the agreement from selling the Company's semiconductors on the open market. Both parties have also agreed to license to each other any enhancements to the technology which are developed by either party, unless USR elects to discontinue sharing at any time or the Company elects to discontinue sharing (which it may do at any time following June 30, 2000). Any enhancements or other technology developed by USR cannot be sublicensed by the Company or incorporated into semiconductors which the Company sells on the open market in component form, but can be incorporated into semiconductors that the Company uses in the VideoComunicators. Pursuant to the Company's agreement with USR, the Company is prohibited, until May 5, 1998, from licensing the technology to others, except in limited circumstances.

     The KME agreement provides to KME, for a license fee previously paid in full to the Company, all of the source code and object code of the H.324 software for 8x8's LVP semiconductor product and related development software, as well as certain board schematics (the "H.324 Technology"), and grants KME a perpetual, nonexclusive, nonassignable worldwide license to make, use or sell products with the H.324 Technology. Under this arrangement, KME also has a nonassignable option, upon payment of additional consideration, to obtain the Company's LVP and VCP semiconductor technology for use only on systems assembled by KME or its affiliates, which would include any entity controlled directly or indirectly by Matsushita. As a result, KME has a license to substantially all of the Company's technology underlying its VideoCommunicators. In addition, KME must pay to the Company a royalty for any LVP or VCP semiconductor it manufactures or any product wherein KME uses any part of the LVP or VCP semiconductor technology. Both parties agree to license to the other party, at no charge, any enhancements to the H.324 Technology or the LVP or VCP semiconductor made by either party, until such time as KME decides to discontinue sharing of enhancements.

     In addition to the above technology and licensing arrangements intended to promote the Company's products, in the past the Company has entered into certain other technology licensing arrangements in connection with the discontinuation of certain products or development efforts. See "Business -- Research and Development."

     In the years ended March 31, 1995, 1996 and 1997, technology licensing revenues (all of which were non-recurring) were $1.3 million, $9.0 million and $3.9 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although a number of the Company's current technology licensing arrangements (including the license arrangements with USR and KME described above) may result in future payments to the Company, the Company has no way to determine the amount of such payments, if any, as their receipt by the Company is dependent upon many factors (such as successful product development and introduction by the licensee) largely outside of the Company's control.

     In March 1996, 8x8 entered into an investment agreement (the "VidUs Agreement") with certain of its employees to form VidUs, Inc. ("VidUs"), whose officers include Michael Noonen and Sandra L. Abbott, as a subsidiary of 8x8. VidUs is currently developing technology by which a digital camera transfers data to a computer port using the Company's MEP semiconductor and reference board design video compression capabilities (the "CompressionCam Concept"). See "Business -- Products" for a discussion of the Company's products, including its MEP semiconductor and its reference board designs. Pursuant to the VidUs Agreement and a later related agreement, the Company contributed $157,500 and certain employees of 8x8 contributed a total of $77,500 for shares of the common stock of VidUs at a rate of one dollar per share, the price approved by VidUs' Board of Directors. Each of 8x8, Keith R. Barraclough, Paul Voois and Michael Noonen owns approximately 67%, 2%, 1% and 11%, respectively, of VidUs common stock. The remaining 19% of VidUs common stock is owned by other employees of 8x8. The Company has agreed to register under the Securities Act shares of VidUs in an initial public offering once VidUs has had several quarters of operating profits and overall profitability and has forecasted profits for each of the quarters over the succeeding two years. Also in connection with the VidUs Agreement, the Company will own all patents related to the CompressionCam Concept as developed by 8x8 as of March 1996, but has provided VidUs with a royalty-free, nonexclusive, nonassignable license to make, have made, use and sell products which incorporate the CompressionCam Concept. Neither the Company nor VidUs has any obligation to share with the other party any patent developed by it after the formation of VidUs. The Company believes that the value of the CompressionCam Concept at the time of the formation of VidUs was not material.

COMPETITION

     The Company competes with independent manufacturers of video compression semiconductors and, with the introduction of the VC100, its initial VideoCommunicator, now competes with manufacturers of video conferencing products targeted at the United States consumer market. The markets for the Company's products are characterized by intense competition, declining average selling prices and rapid technological change. The competitive factors in the market for the Company's VideoCommunicators include audio and video quality, phone line connectivity at high transmission rates, ability to connect and maintain stable connections, ease of use, price, access to enabling technologies, product design, time-to-market, adherence to industry standards, interoperability, strength of distribution channels, customer support, reliability and brand name. In addition to these factors, the Company's ability to compete depends upon its future success in developing and manufacturing new generations of video compression semiconductors that integrate additional functions and reduce costs. Otherwise, competing semiconductor manufacturers may in the future have competitive advantages in cost, size and performance which could make systems based on competing semiconductors preferable to the Company's VideoCommunicators. The Company expects intense competition for its VideoCommunicators from the following segments:

     Large consumer electronics manufacturers. The Company will face intense competition from many well known, established suppliers of consumer electronics products, which may include Lucent Technologies, Matsushita, Philips, Samsung and Sony. Many of these potential competitors sell television and telephone products into which they may integrate video conferencing systems, thereby eliminating a consumer's need to purchase a separate video conferencing system, such as the VC100.

     Licensees and purchasers of the Company's VideoCommunicator technology and components. A number of companies have licensed portions of the Company's technology, including USR and KME, an affiliate of Matsushita, which have each licensed all or substantially all of the Company's technology underlying its VideoCommunicators. Pursuant to the Company's license agreements with USR and KME, the Company has already received lump sum payments and will receive additional licensing revenues only in the event that such parties develop their own semiconductors or products based on the Company's licensed technology. In connection with these licensing arrangements, each of USR and KME may be able to use the licensed technology to manufacture and sell products that compete directly with the Company's VideoCommunicators. The Company may in the future enter into similar license agreements with respect to substantial portions of its technology. See "Business -- Licensing and Development Arrangements." In addition, other companies have chosen or may choose to manufacture and sell products competitive with the Company's VideoCommunicators by incorporating video compression semiconductors purchased from the Company into products that are based on the Company's video phone reference board designs or other video phone designs. For example, Leadtek, which is currently both a licensee of certain of the Company's technology and a purchaser of the Company's video compression semiconductors, recently began shipping to consumer electronics stores a product that is directly competitive with the Company's VC100.

     Purchasers of Other Companies' Video Compression Semiconductors and Reference Designs. Companies may choose to manufacture and sell products based upon video compression semiconductors manufactured by suppliers other than the Company or upon reference designs based upon such semiconductors. Certain of these other suppliers of video compression semiconductors, including Analog Devices, Chromatic Research, Lucent Technologies, Philips, Texas Instruments and Winbond Electronics, may have significantly greater resources than the Company. In order to increase the sale of their video compression semiconductors, these manufacturers may provide marketing, financial and other support to the purchasers of these products. One company has publicly announced that it is developing a video conferencing product based upon Lucent Technologies' video compression semiconductors and that it will be making available for sale to third parties a video phone reference design incorporating Lucent Technologies' semiconductors. In addition, another company has publicly announced that it is developing a similar product based on semiconductors from Analog Devices. The Company's ability to compete depends upon its future success in developing and manufacturing new generation of video compression semiconductors that integrate additional functions and reduce costs. Otherwise, competing semiconductor manufacturers may in the future have competitive advantages in cost, size and performance which could make systems based on competing semiconductors preferable to the Company's VideoCommunicators.

     Personal computer system and software manufacturers. Potential customers for the Company's VideoCommunicators may elect instead to buy PCs equipped with video conferencing capabilities, which are currently available. As a result, the Company may face competition from Intel; PC system manufacturers such as Apple, Compaq, IBM and Sony; PC software suppliers such as Microsoft and Netscape; and PC add-on component suppliers.

     Existing manufacturers of video conferencing equipment. Manufacturers of more expensive corporate video conferencing systems may enter the market for lower cost consumer video conferencing products. Potential competitors include Compression Labs, C-Phone (which is shipping to consumer electronic stores a product that is competitive with the Company's VC100), PictureTel, Sony and Vtel.

     Emerging suppliers of "Internet appliances." Potential customers for the Company's VideoCommunicators may elect instead to buy standalone internet access terminals which may provide some or all of the functionality of the Company's products. Consumer products for television-based Internet access have recently been announced or introduced by companies such as Microsoft, Philips and Sony.

     C-Phone and Leadtek recently began shipping to consumer electronics stores products that are directly competitive with the Company's VC100. Leadtek is currently both a licensee of certain of the Company's technology and a purchaser of the Company's video compression semiconductors. The Company expects that others will introduce products that compete with the Company's VideoCommunicators in the future.

     The principal competitive factors in the market for video compression semiconductors include product definition, product design, system integration, chip size, functionality, time-to-market, adherence to industry standards, price and reliability. The Company has a number of competitors in this market, including Analog Devices, Chromatic Research, Lucent Technologies, Philips, Texas Instruments and Winbond Electronics. Certain of the Company's competitors for video compression semiconductors maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     Many of the Company's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. A number also have greater name recognition and a larger installed base of products than the Company. Competition in the Company's markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than the Company to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on the Company's business and operating results.

INTELLECTUAL PROPERTY

     The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. The Company also relies in part on patent law to protect its intellectual property in the United States and abroad. The Company currently holds four United States patents, including patents relating to video compression and memory architecture technology, and has 13 United States patent applications pending. The Company has a number of foreign patent applications pending. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business and operating results.

     There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In addition, as is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. For example, in 1996, the Company received an allegation of infringement from Elk Industries, Inc. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patents or other intellectual property rights, no assurance can be given that licenses would be offered to the Company, that the terms of any offered license would be acceptable to the Company or that failure to obtain a license would not have a material adverse effect on the Company's business and operating results.

     The Company relies upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by the Company will continue to provide competitive features and functionality or that licenses for technology currently utilized by the Company or other technology which the Company may seek to license in the future will be available to the Company on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new technology that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's business and operating results.

EMPLOYEES

     As of March 31, 1997, the Company employed a total of 98 people, including 11 in manufacturing operations, 53 in research and development, 22 in sales and marketing and 12 in general and administrative capacities. The Company also employs a number of temporary employees and consultants on a contract basis. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

     The Company's future success will depend, in part, upon its ability to attract and retain qualified personnel. Competition for qualified personnel in the electronics and communications industries is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract skilled personnel as the Company grows. See "Risk Factors -- Management of Growth" and "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     The Company's principal operations are located in an approximately 61,767 square foot facility in Santa Clara, California. A portion of this facility has been subleased. This lease expires in April 1999. The Company also leases 2,267 square feet in London, England. This lease expires in January 1999 and the Company has no option to extend the lease. The Company's existing facilities are adequate to meet its current needs.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this Prospectus:

            NAME              AGE                            POSITION
----------------------------  ----  -----------------------------------------------------------
Joe Parkinson(1)............   51   Chairman of the Board and Chief Executive Officer
Keith R. Barraclough........   31   President and Chief Operating Officer and Director
Paul Voois..................   30   Executive Vice President and Director
Sandra L. Abbott............   50   Chief Financial Officer and Vice President, Finance
David Harper................   50   Vice President, European Operations
Bryan R. Martin.............   29   Chief Technical Officer and Vice President, Engineering
Chris McNiffe...............   35   Vice President, Marketing and Sales
Michael Noonen..............   34   Vice President, Business Development
Samuel Wang.................   47   Vice President, Manufacturing and Director
Bernd Girod.................   39   Director
Richard M. Chang(1)(2)......   56   Director
Akifumi Goto(1).............   53   Director
Y.W. Sing(2)................   42   Vice Chairman of the Board
William Tai.................   35   Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Joe Parkinson has served as Chairman of the Board and Chief Executive Officer of the Company since June 1995. From October 1994 to June 1995, Mr. Parkinson served as a consultant to Micron Technology, Inc. ("Micron"), a manufacturer of semiconductor memory products, personal computers and circuit board assemblies. From October 1985 to October 1994, he served as Chairman of the Board and Chief Executive Officer of Micron, and from July 1980 to October 1985 he served as President of Micron. Mr. Parkinson is a director of Ultratech Stepper, Inc. Mr. Parkinson received a B.A. from Columbia College, a J.D. from Tulane University and a L.L.M. in Taxation from New York University.

     Keith R. Barraclough was promoted to President and Chief Operating Officer and became a director of the Company in January 1997. From April 1996 to the present, he has also served as a director of VidUs, Inc. ("VidUs"), a subsidiary of the Company engaged in the design of integrated camera and video compression solutions. Mr. Barraclough served as Director of Videophone Development of the Company from September 1995 to January 1997, and as Strategic Marketing Manager from January 1995 to September 1995. From April 1993 to January 1995, Mr. Barraclough served as Manager of Semiconductor Development at Media Vision Technology, Inc., a manufacturer of multimedia products. From 1988 to April 1993, Mr. Barraclough held a position as engineer at IBM. Mr. Barraclough received a B.S. in Electrical Engineering from University College, London and a M.S. in Electrical Engineering from Imperial College, London.

     Dr. Paul Voois was promoted to Executive Vice President and became a director of the Company in January 1997. From April 1996 to the present, he has also served as a director of VidUs. Dr. Voois served as Manager of Multimedia Codec Development of the Company from April 1996 to January 1997, as Technical Lead of the Company's H.324 Development Group from November 1995 to April 1996, and as a member of the technical staff of the Company from September 1994 to November 1995. From January 1990 to December 1993, Dr. Voois was a research assistant in Electrical Engineering at Stanford University. Dr. Voois received a B.S. in Electrical Engineering from Penn State University, and a M.S. and a Ph.D. in Electrical Engineering from Stanford University.

     Sandra L. Abbott joined the Company as Controller in April 1991, and was promoted to Chief Financial Officer and Vice President, Finance in June 1995. From February 1990 to March 1991, Ms. Abbott served as

Controller for InfoChip Systems, Inc, a semiconductor manufacturer. Prior to 1990, Ms. Abbott held Controller positions at MRP, Inc. (a subsidiary of U.S.
West), Free-Flow Packaging, Inc. and Weitek Corporation. Ms. Abbott received a B.A. from University California, Riverside and a M.B.A. from Santa Clara University.

     David Harper joined the Company in May 1990 and was promoted to Vice President, European Operations in March 1991. From 1988 to 1990, Mr. Harper was Chief Executive Officer of Dialog Semiconductor, a European ASIC manufacturer. Prior to 1988, Mr. Harper held various sales management positions at GEC Plessey Semiconductor, LSI Logic Corp. and General Electric Company. Mr. Harper received a B.S. in Electrical Engineering from the University of Manchester Institute of Science and Technology.

     Bryan R. Martin was promoted to Chief Technical Officer and Vice President, Engineering of the Company in August 1995. Mr. Martin served as Video Project Manager of the Company from April 1995 to August 1995, and as an integrated circuit designer for the Company from April 1990 to August 1995. Mr. Martin received a B.S. and a M.S. in Electrical Engineering from Stanford University.

     Chris McNiffe has served as Vice President, Marketing and Sales for the Company since July 1995. From June 1992 to July 1995, Mr. McNiffe held various sales and marketing management positions at the Company. From July 1986 to June 1992, Mr. McNiffe held a position as sales manager at NCR Corporation, a computer products and services provider. From 1982 to 1986, Mr. McNiffe was a design engineer at RCA Corporation. Mr. McNiffe received a B.S. in Electrical Engineering from Rutgers University.

     Michael Noonen has served as Vice President, Business Development for the Company since May 1996. From April 1996 to the present, he has also served as Chief Executive Officer of VidUs. From July 1992 to April 1995, Mr. Noonen held various sales management positions at the Company. From August 1990 to July 1992, Mr. Noonen served as an Area Sales Manager for NCR Corporation, a computer products and services provider. Prior to 1992, Mr. Noonen was a field application engineer for Seattle Silicon Corporation, a software developer. Mr. Noonen received a B.S. in Electrical Engineering from Colorado State University.

     Dr. Samuel Wang has served as Vice President, Manufacturing and a director of the Company since October 1995. From 1984 to October 1995, Mr. Wang served as Executive Vice President and a director of ICT Inc., a manufacturer of programmable logic devices. From 1981 to 1983 Mr. Wang was a Senior Engineering Manager at National Semiconductor Corporation, and from 1978 to 1980 he was a staff engineer at Intel Corporation. Mr. Wang received a B.S. in Physics from the National Tsing Hua University, Taiwan, and a M.S. and Ph.D. in Solid State Electronics from Princeton University.

     Dr. Bernd Girod has served as a director of the Company since November 1996. Dr. Girod has been a Chaired Professor of Electrical Engineering/Telecommunications at the University of Enlangen-Nuremberg in Germany since October 1993. In May 1993, he co-founded Vivo Software, Inc., a developer of video compression software, and has served as Chief Scientist since then. From June 1990 to September 1993, Dr. Girod was Professor of Computer Graphics and Technical Director of the Academy of Media Arts in Cologne, Germany, jointly appointed with the Computer Science Section of Cologne University. From January 1988 to May 1990, he was employed at the Massachusetts Institute of Technology, first as a Visiting Scientist and then as an Assistant Professor with the Media Laboratory. Dr. Girod received a M.S. in Electrical Engineering from the Georgia Institute of Technology and a Doctoral degree from the University of Hannover, Germany.

     Dr. Richard M. Chang has been a director of the Company since February 1987. He has served in various marketing and manufacturing management positions at Hewlett-Packard Company, an electronics component and system manufacturer, since 1970. Dr. Chang received a B.S. in Physics from the California Institute of Technology and a Ph.D. in Applied Physics from Stanford University.

     Akifumi Goto has been a director of the Company since September 1996. He has served as President and Chief Executive Officer of Sanyo Semiconductor Corporation ("Sanyo"), a semiconductor manufacturer, since February 1993. From February 1983 to January 1993, Mr. Goto served as Executive Vice President of

Sanyo. Mr. Goto received a B.S. in Electrical Engineering from Tamagawa University and a M.B.A. from Santa Clara University.

     Dr. Y.W. Sing has served as a director of the Company since February 1987, and has served as Vice Chairman of the Board since July 1995. Dr. Sing co-founded the Company in February 1987 and was Vice President of Engineering until December 1989. From December 1989 to July 1995, he served as the Company's Executive Vice President, and in July 1995 became the Company's Vice Chairman of the Board. In April 1997, Dr. Sing resigned as an employee of the Company but remains as Vice Chairman of the Board. For six years prior to 1987, Dr. Sing worked for Weitek Corporation, a semiconductor manufacturer, where he served as senior technical manager. From 1979 to 1981, Dr. Sing was a member of the technical staff at Hewlett-Packard Company. Dr. Sing holds a B.S. from National Taiwan University and a M.S. and Ph.D. in Electrical Engineering from the University of California at Berkeley.

     William Tai has been a director of the Company since April 1994. Mr. Tai has been associated with the Walden Group of Venture Capital Funds, a venture capital firm, since September 1991, most recently as a General Partner of several funds. From August 1987 to September 1991, Mr. Tai was employed by Alex. Brown & Sons Incorporated, most recently as Vice President. Mr. Tai is also a director of Network Peripherals, Inc. and Award Software International, Inc. Mr. Tai received a B.S. in Electrical Engineering from the University of Illinois and a M.B.A. from Harvard Business School.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning the compensation for the Company's officers and directors and the administration of the Company's 1992 Stock Option Plan, Key Personnel Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. The Audit Committee reviews the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

DIRECTOR COMPENSATION

     Directors receive no cash remuneration for serving on the Board of Directors but are reimbursed for reasonable expenses incurred by them in attending Board and Committee meetings upon approval of such reimbursement by the Board of Directors. Directors are eligible to receive stock options under the Company's 1992 Stock Option Plan, Key Personnel Plan and 1996 Stock Plan. Effective upon the closing of this Offering, the Company has adopted the 1996 Director Option Plan and, in the future, non-employee directors will be eligible to receive stock options under this plan. See "Management -- Compensation Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Parkinson, Chang and Goto. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). Under the Delaware Law, a director's liability to a company or its stockholders may not be limited with respect to
(i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions or (iv) transactions from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Law. The Company has also entered into agreements to indemnify its directors and executive officers. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware Law would permit indemnification.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the fiscal year ended March 31, 1997 by (i) the Company's Chief Executive Officer and Chief Operating Officer and (ii) the Company's other four most highly compensated executive officers whose salary and bonus for such fiscal year exceeded $100,000 and who served as executive officers of the Company at March 31, 1997 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                               ANNUAL COMPENSATION              COMPENSATION
                                      -------------------------------------     ------------
                                                               OTHER ANNUAL      SECURITIES      ALL OTHER
                                                               COMPENSATION      UNDERLYING       COMPEN-
    NAME AND PRINCIPAL POSITION       SALARY($)     BONUS($)      ($)(1)         OPTIONS(#)      SATION($)
------------------------------------  ---------     --------   ------------     ------------     ---------
Joe Parkinson, Chairman and Chief
  Executive Officer.................   150,000        9,322            --         1,000,000(2)          --
Keith R. Barraclough, President and
  Chief Operating Officer...........   123,962      120,650            --           250,000(3)          --
Paul Voois, Executive Vice
  President.........................   121,191      190,034            --           250,000(4)          --
Samuel Wang, Vice President,
  Manufacturing.....................   150,000      150,000            --           157,400(5)          --
Chris McNiffe, Vice President,
  Marketing and Sales...............   150,000      150,000            --           176,400(6)          --
Bryan R. Martin, Chief Technical
  Officer, and Vice President,
  Engineering.......................   130,192      151,675            --           160,400(7)          --

---------------
(1) Excludes perquisites and other personal benefits which for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for such officer.

(2) Includes a grant of options for 500,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

(3) Includes grants of options for an aggregate of 35,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

(4) Includes grants of options for an aggregate of 31,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

(5) Includes a grant of options for 100,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

(6) Includes grants of options for an aggregate of 119,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

(7) Includes grants of options for an aggregate of 103,000 shares issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

  Option Grants and Holdings

     The following table provides information with respect to stock option grants to each of the Named Executive Officers during the fiscal year ended March 31, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS                            VALUE AT ASSUMED
                         --------------------------------------------------------------   ANNUAL RATES OF STOCK
                         NUMBER OF      PERCENT OF                                         PRICE APPRECIATION
                         SECURITIES        TOTAL                                                   FOR
                         UNDERLYING   OPTIONS GRANTED                                        OPTION TERM(1)
                          OPTIONS     TO EMPLOYEES IN      EXERCISE OR       EXPIRATION   ---------------------
         NAME            GRANTED(#)     FISCAL YEAR     BASE PRICE ($/SH.)      DATE       5%($)       10%($)
-----------------------  ----------   ---------------   ------------------   ----------   --------   ----------
Joe Parkinson..........    500,000(3)       18.2%             $ 0.50(2)        06/15/05   $157,223   $  398,435
Joe Parkinson..........    250,000(4)        9.1%             $ 0.50           06/24/06   $ 78,612   $  169,743
Joe Parkinson..........    250,000(5)        9.1%             $ 0.50           06/24/06   $ 78,612   $  169,743
Keith R. Barraclough...     20,000(6)        0.7%             $ 0.50(2)        12/11/05   $  6,289   $   15,937
Keith R. Barraclough...     15,000(7)        0.5%             $ 0.50(2)        01/27/05   $  4,717   $   11,953
Keith R. Barraclough...     25,000(8)        0.9%             $ 5.00           10/21/06   $ 78,612   $  169,743
Keith R. Barraclough...    170,000(9)        6.2%             $ 6.80           01/20/07   $727,002   $1,842,366
Keith R. Barraclough...     20,000(6)        0.7%             $ 0.50           06/24/06   $  6,289   $   15,937
Paul Voois.............     20,000(6)        0.7%             $ 0.50(2)        08/14/05   $  6,289   $   15,937
Paul Voois.............      5,000(6)        0.2%             $ 0.50           05/20/06      1,572        3,984
Paul Voois.............      6,000(7)        0.2%             $ 0.50(2)        10/27/04   $  1,887   $    4,781
Paul Voois.............     20,000(9)        0.7%             $ 0.50           06/24/06   $  6,289   $   15,937
Paul Voois.............      4,000(9)        0.1%             $ 0.50           07/17/06   $  1,258   $    3,187
Paul Voois.............     25,000(8)        0.9%             $ 5.00           10/21/06   $ 78,612   $  169,743
Paul Voois.............    170,000(9)        6.2%             $ 6.80           01/20/07   $727,002   $1,842,366
Samuel Wang............    100,000(10)        3.6%            $ 0.50(2)        10/16/05   $ 31,445   $   79,687
Samuel Wang............     57,400(11)        2.1%            $ 0.50           06/24/06   $ 18,049   $   45,740
Chris McNiffe..........    100,000(11)        3.6%            $ 0.50(2)        07/10/05   $ 31,445   $   79,687
Chris McNiffe..........      2,000(11)        0.1%            $ 0.50(2)        02/22/04   $    629   $    1,594
Chris McNiffe..........     15,000(12)        0.5%            $ 0.50(2)        07/08/02   $  4,717   $   11,953
Chris McNiffe..........      2,000(13)        0.1%            $ 0.50(2)        08/05/04   $    629   $    1,594
Chris McNiffe..........     57,400(11)        2.1%            $ 0.50           06/24/06   $ 18,049   $   45,740
Bryan R. Martin........    100,000(11)        3.6%            $ 0.50(2)        08/14/05   $ 31,445   $   79,687
Bryan R. Martin........      3,000(11)        0.1%            $ 0.50(2)        02/22/04   $    943   $    2,391
Bryan R. Martin........     57,400(11)        2.1%            $ 0.50           06/24/06   $ 18,049   $   45,740

---------------
 (1) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period.

 (2) These options were issued pursuant to a repricing of options on June 24, 1996 accomplished through the cancellation of then existing options and the issuance of new options. See "Certain Transactions."

 (3) The options were granted under the Key Personnel Plan and vest at a rate of 1/3 of the shares at the end of one year and 1/24 of the remaining shares at the end of each month thereafter, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
     "Management -- Compensation Plans."

 (4) The options were granted under the Key Personnel Plan and vest at a rate of 1/48 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

(5) The options were granted under the Key Personnel Plan. This option shall vest at a rate of 1/36 of the shares at the end of each month, commencing in April 1997; provided, however, that vesting shall be accelerated in full upon an initial public offering of the Company's Common Stock occurring prior to December 31, 1997 for which either the initial public offering price or the highest bid price on the secondary market for the month thereafter is greater than $6.00 per share. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans" and "Certain Transactions."

 (6) The options were granted under the 1992 Stock Option Plan and vest at a rate of 1/48 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

 (7) The options were granted under the 1992 Stock Option Plan and vest at a rate of 1/4 of the shares at the end of one year and 1/36 of the remaining shares at the end of each month thereafter, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
     "Management -- Compensation Plans."

 (8) The options were granted under the 1992 Stock Option Plan and vest in full on October 21, 2000, subject to continued service as an employee, consultant or director. The options vest in full on June 30, 1997 dependent upon certain milestones reached by Messrs. Barraclough and Voois. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

 (9) The options were granted under the 1996 Stock Plan and vest at a rate of 1/48 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

(10) The options were granted under the Key Personnel Plan and vest at a rate of 1/4 of the shares at the end of one year and 1/36 of the remaining shares at the end of each month thereafter, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
     "Management -- Compensation Plans."

(11) The options were granted under the Key Personnel Plan and vest at a rate of 1/48 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

(12) The options were granted under the Key Personnel Plan and vest at a rate of 1/5 of the shares at the end of one year and 1/48 of the remaining shares at the end of each month thereafter, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the company on the date of grant. See
     "Management -- Compensation Plans."

(13) The options were granted under the Key Personnel Plan and vest at a rate of 1/24 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans."

     The following table provides information with respect to option exercises during the year ended March 31, 1997 and the value of stock options held as of March 31, 1997 by each of the Named Executive Officers.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTIONS                IN-THE-MONEY OPTIONS
                               SHARES                        AT FISCAL YEAR END(#)(1)        AT FISCAL YEAR END($)
                            ACQUIRED FOR       VALUE        ---------------------------   ---------------------------
           NAME             EXERCISE(#)    REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  ------------   --------------   -----------   -------------   -----------   -------------
Joe Parkinson.............    1,000,000      $        0            --             --              --             --
Keith R. Barraclough(2)...           --              --        18,750         36,250       $ 118,125      $ 228,375
Keith R. Barraclough(3)...           --              --             0         25,000       $       0      $  45,000
Keith R. Barraclough(4)...           --              --         7,083        162,917       $       0      $       0
Paul Voois(2).............           --              --        17,126         37,874       $ 107,894      $ 238,606
Paul Voois(3).............           --              --             0         25,000       $       0      $  45,000
Paul Voois(4).............           --              --         7,083        162,917       $       0      $       0
Samuel Wang...............      157,400      $        0            --             --              --             --
Chris McNiffe.............      176,400      $        0            --             --              --             --
Bryan R. Martin...........      160,400      $        0            --             --              --             --

---------------
(1) Calculated by determining the difference between the exercise price of the Common Stock ($0.50) and the fair market value of the Common Stock on the date of exercise ($0.50).

(2) Calculated by determining the difference between the fair market value of the Common Stock as of March 31, 1997 ($6.80) and the exercise price of the underlying options as of March 31, 1997 ($0.50).

(3) Calculated by determining the difference between the fair market value of the Common Stock as of March 31, 1997 ($6.80) and the exercise price of the underlying options as of March 31, 1997 ($5.00).

(4) Calculated by determining the difference between the fair market value of the Common Stock as of March 31, 1997 ($6.80) and the exercise price of the underlying options as of March 31, 1997 ($6.80).

COMPENSATION PLANS

  1992 Stock Option Plan

     The Company's 1992 Stock Option Plan (the "1992 Plan") was adopted in January 1992. The 1992 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1992 Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The 1992 Plan authorizes the issuance of up to 2,000,000 shares of Common Stock. As of March 31, 1997, 253,892 shares had been issued under the 1992 Plan, options for 1,581,825 shares were outstanding and 164,283 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1992 Plan must be at least equal to the fair market value per share of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1992 Plan is determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1992 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, the 1992 Plan requires that each outstanding option be assumed or an equivalent option substituted by such successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the options, the optionee will have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1992 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1992 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  Key Personnel Plan

     The Company's Key Personnel Plan (the "Key Personnel Plan") was adopted in July 1995. The Key Personnel Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options to employees and consultants of the Company. The Key Personnel Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The Key Personnel Plan authorizes the issuance of up to 2,199,925 shares of Common Stock. As of March 31, 1997, 2,199,925 shares had been issued under the Key Personnel Plan and no shares remained available for future grants. The exercise price of all incentive stock options granted under the Key Personnel Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the Key Personnel Plan is determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the Key Personnel Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, the Key Personnel Plan requires that each outstanding option be assumed or an equivalent option substituted by such successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the options, the optionee will have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable.

  1996 Stock Plan

     The Company's 1996 Stock Plan (the "1996 Plan") was adopted in June 1996. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options and stock purchase rights ("Rights") to employees and consultants of the Company. The 1996 Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option or Right and determines the exercise price of each option or Right. The 1996 Plan authorizes the issuance of up to 1,500,000 shares of Common Stock, to be increased annually on the first day of each of the Company's fiscal years during the term of the plan in an amount equal to 5% of the Company's Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year (the "Annual Replenishment"), with only the initial 1,500,000 shares and subsequent annual increases in an amount equal to the lesser of (i) 1,000,000 shares, or (ii) the number of shares subject to the Annual Replenishment to be available for issuance as "incentive stock options" qualified under Section 422 of the Code. As of March 31, 1997, 2,302 shares had been issued under the 1996 Plan, options for 709,325 shares were outstanding and 288,373 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the options, the optionee will have the right to exercise the option or Right as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  1996 Director Option Plan

     The Company's 1996 Director Option Plan (the "Director Plan") was adopted in June 1996 and will become effective upon the closing of this Offering. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Plan. The Director Plan provides for the grant of nonstatutory stock options to all nonemployee directors of the Company ("Outside Directors"). The grants may be made at the discretion of the Board of Directors or a Committee appointed by the Board of Directors. In addition, grants will be made pursuant to an automatic, nondiscretionary grant mechanism. The Director Plan provides that each Outside Director shall be granted a nonstatutory stock option to purchase 16,000 shares of Common Stock on the date upon which such person first becomes an Outside Director or, if later, on the effective date of the Director Plan (the "First Option"). Thereafter, each Outside Director shall be automatically granted an option to purchase 4,000 shares of Common Stock on the date such Outside Director is reelected to the Board of Directors by the Company's stockholders at the Company's annual meeting of stockholders or otherwise (a "Subsequent Option"), if on such date, such Outside Director shall have served on the Company's Board of Directors for at least six (6) months. The Director Plan provides that each option shall become exercisable in installments over a period of four (4) years from the date of grant. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, or shorter upon termination of an Outside Director's status as a director. In the event of the merger or sale of substantially all of the assets of the Company, all outstanding options shall be assumed or substituted by the successor corporation, or if they are not assumed or substituted for, they shall become fully vested and exercisable. If the options are assumed or substituted for, they shall also become fully exercisable if the director is terminated other than upon voluntary termination. If not terminated earlier, the Director Plan will have a term of ten years.

  1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in June 1996 and will become effective upon the closing of this Offering. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, to be increased annually on the first day of each of the Company's fiscal years during the term of the Purchase Plan in an amount equal to (i) 500,000 shares minus (ii) the number of shares available for issuance under the Purchase Plan as of such date, all of which share numbers are subject to adjustment upon changes in capitalization of the Company. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by an offering commencing on the date of the closing of this Offering and ending on the last business day in the period ending October 31, 1998. Each twenty-four month offering period will consist of four purchase periods of approximately six months duration. Employees are eligible to participate if they are regularly employed by the Company for at least twenty hours per week and more than five months in any calendar year.

     The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's base compensation, including commissions but exclusive of bonuses and overtime, at a price equal to 85% of the fair market value of the Common Stock at the beginning of each offering period or the end of a six month purchase period, whichever is lower. In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date shall be set for each option under the plan, which exercise date shall occur before the date of the merger or asset sale. In the event that the fair market value of the Company's Common Stock at the end of any six month purchase period is lower than the fair market value of the Company's Common Stock at the beginning of the offering period, Purchase Plan participants will be automatically withdrawn from such offering period and re-enrolled in the new offering period commencing immediately thereafter. Unless terminated sooner, the Purchase Plan will terminate ten years after its effective date. The Board of Directors has authority to amend or terminate the Purchase Plan provided no such action may adversely affect the rights of any participant.

  Change of Control

     In the event of an individual or corporate entity and any related parties cumulatively acquiring at least 35% of the Company's fully diluted stock (a "Change of Control"), all stock options or stock subject to repurchase by the Company held by officers under any stock option plan shall vest immediately without regard to the term of the option. In addition, in the event of a Change of Control, each officer shall be entitled to one (1) year severance pay and continuing medical benefits for life after leaving the Company, provided that such medical benefits shall cease should such officer accept employment with a competing company.

  Profit Sharing Plan

     In July 1995, the Company's Board of Directors approved a profit sharing plan which provides for additional compensation to all employees of the Company based on the Company's quarterly income before income taxes. The profit sharing plan is effective beginning in the year ended March 31, 1996 and provides for payments of up to 15% of the Company's quarterly income before income taxes. Additionally, the plan provides for payment of certain discretionary bonuses based on criteria established by management.

                              CERTAIN TRANSACTIONS

     In September 1996, the Company sold an aggregate of 363,640 shares of Series D Preferred Stock to Sanyo Semiconductor Corporation ("Sanyo"), a manufacturer of semiconductors, at a price of $5.50 per share. Akifumi Goto, President of Sanyo, became a director of the Company in connection with this transaction. During the fiscal year ended March 31, 1997, the Company's product revenues included $106,000 in sales to Sanyo, and the Company purchased $408,000 in inventory from Sanyo.

     In July 1996, certain officers and directors of the Company exercised their stock options under the Company's Key Personnel Plan pursuant to a restricted stock purchase agreement. The officers and directors exercised an aggregate of 2,156,800 shares of Common Stock at a purchase price of $0.50 per share by payment of partial recourse promissory notes. The following officers and directors exercised shares of Common Stock under the Company's Key Personnel
Plan: 122,400 shares exercised by Sandra Abbott; 122,400 shares exercised by David Harper; 160,400 shares exercised by Bryan Martin; 176,400 shares exercised by Chris McNiffe; 125,400 shares exercised by Michael Noonen; 1,000,000 shares exercised by Joe Parkinson; 292,400 shares exercised by Y.W. Sing; and 157,400 shares exercised by Samuel Wang.

     In April 1994, the Company sold an aggregate of 681,820 shares of Series C Preferred Stock to National Semiconductor Corporation ("NSC"), a semiconductor manufacturer, at a price of $11.00 per share. Also in April 1994, the Company entered into various joint development and supply agreements with NSC, which were terminated by mutual agreement between the parties in June 1996. As part of this termination, the Company licensed, on a non-exclusive, royalty free basis, its Intel compatible x86 microprocessor technology to NSC. During the year ended March 31, 1995, the company recognized contract revenue and related costs under these agreements of $294,000 and $229,000, respectively and purchased $868,000 in inventory from NSC. Additionally, the Company subleases to NSC a portion of its facilities under a month to month sublease arrangement. Proceeds from the sublease are recorded as a reduction to operating expenses and aggregated $207,000, $205,000 and $276,000 during the years ended March 31, 1995, 1996 and
1997, respectively.

     In March 1996, 8x8 entered into an investment agreement (the "VidUs Agreement") with certain of its employees to form VidUs, Inc. ("VidUs"), whose officers include Michael Noonen and Sandra L. Abbott as a subsidiary of 8x8. VidUs is currently developing technology by which a digital camera transfers data to a computer port using the Company's MEP semiconductor and reference board design video compression capabilities (the "CompressionCam Concept"). See "Business -- Products" for a discussion of the Company's products, including its MEP semiconductor and its reference board designs. Pursuant to the VidUs Agreement and a later related agreement, the Company contributed $157,500 and certain employees of 8x8 contributed an aggregate of $77,500 for shares of the common stock of VidUs at a rate of one dollar per share, the price approved by VidUs' Board of Directors. Each of 8x8, Keith R. Barraclough, Paul Voois and Michael Noonen owns approximately 67%, 2%, 1% and 11%, respectively, of VidUs common stock. The remaining 19% of VidUs common stock is owned by other employees of 8x8. The Company has agreed to register under the Securities Act shares of VidUs in an initial public offering once VidUs has had several quarters of operating profits and overall profitability and has forecasted profits for each of the quarters over the succeeding two years. Also in connection with the VidUs Agreement, the Company will own all patents related to the CompressionCam Concept as developed by 8x8 as of March 1996, but has provided VidUs with a royalty-free, nonexclusive, nonassignable license to make, have made, use and sell products which incorporate the CompressionCam Concept. Neither the Company nor VidUs has any obligation to share with the other party any patent developed by it after the formation of VidUs. The Company believes that the value of the CompressionCam Concept at the time of the formation of VidUs was not material.

     In May 1997, the Company entered into a nonbinding letter of intent (the "U.K. Letter") with 8x8, Ltd., the Company's U.K. subsidiary, and certain employees of 8x8, Ltd., including David Harper. Pursuant to the U.K. Letter, the Company and Mr. Harper will own approximately 70% and 11%, respectively, of the common stock of 8x8, Ltd. The stock will be sold to 8x8, Ltd. employees at book value, subject to repurchase upon termination of employment prior to an initial public offering. Also in connection with the U.K. Letter, the Company will provide 8x8 Ltd. a non-exclusive, royalty-bearing, nonassignable license to make, have made, use and sell products which incorporate any of the Company's technology (other than technology obtained from the Company's licensees). In addition, the U.K. Letter specifies that so long as the Company owns at least 50% of 8x8, Ltd., the Company and 8x8, Ltd. will share all technology developed or acquired (other than from licensees) by the other party for three years following the date of the U.K. Letter; provided, however, that any technology developed by 8x8, Ltd. during such three year term shall be assigned to the Company. The transactions contemplated by the U.K. Letter are subject to negotiation of a definitive agreement.

     In June 1996, certain officers and directors had their options to buy Common Stock repriced to $0.50 per share through the cancellation of then existing options and the issuance of new options. The following summarizes the number of shares repriced, the exercise price per share before such repricing and persons associated with the repriced shares: Joe Parkinson had 500,000 shares repriced from $2.50 per share; Keith R. Barraclough had 35,000 shares repriced from $2.50 per share; Paul Voois had 31,000 shares repriced from $2.50 per share; Y.W. Sing had 235,000 shares repriced from $2.50 per share; Sandra L. Abbott had 65,000 shares repriced from $2.50 per share; David Harper had 25,000 shares repriced from $2.50 per share, and 40,000 shares repriced from $1.00 per share; Bryan R. Martin had 103,000 shares repriced from $2.50 per share; Chris McNiffe had 119,000 shares repriced from $2.50 per share; Michael Noonen had 68,000 shares repriced from $2.50 per share; Samuel Wang had 100,000 shares repriced from $2.50 per share; and William Tai had 25,000 shares repriced from $2.50 per share.

     In June 1996, the Company granted options to purchase 500,000 shares of its Common Stock at an exercise price of $0.50 per share to Joe Parkinson, the Chairman and Chief Executive Officer of the Company. The Company has recognized deferred compensation expense with respect to these options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 6 of Notes to Consolidated Financial Statements. Of this option, 250,000 shares shall vest, subject to Mr. Parkinson's continued service as an employee, consultant or director, at a rate of 1/36 of the shares at the end of each month, commencing in April 1997; provided, however, that vesting shall be accelerated in full upon an initial public offering of the Company's Common Stock occurring prior to December 31, 1997 for which either the initial public offering price or the highest bid price on the secondary market for the month thereafter is greater than $6.00 per share. The remaining 250,000 shares shall vest at a rate of 1/48 of the shares at the end of each month, subject to Mr. Parkinson's continued service as an employee, consultant or director.

     In July 1996, certain officers and directors of the Company entered into partial recourse promissory notes in connection with the purchase of the Company's Common Stock (at a price of $0.50 per share) through the exercise of stock options granted under the Key Personnel Plan. The following summarizes the amount of the promissory note entered into by each officer and/or director and the persons associated with them: Joe Parkinson, $500,000; Y.W. Sing, $146,200; Sandra L. Abbott, $61,200; David Harper, $61,200; Bryan R. Martin, $80,200; Chris McNiffe, $88,200; Michael Noonen, $62,700; and Samuel Wang, $78,700. Each of these promissory notes have an interest rate of 6.4% per year, and are secured by the shares of the Company's Common Stock held by such respective officers. Principal and interest on these promissory notes are due and payable in June 2001.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby and the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and the address of each listed stockholder is c/o 8x8, Inc., 2445 Mission College Boulevard, Santa Clara, CA 95054.

                                                                               PERCENTAGE OF TOTAL
                                                                                  SHARES(1)(2)
                                                                         -------------------------------
                                                   NUMBER OF SHARES       BEFORE                 AFTER
                NAME AND ADDRESS                  BENEFICIALLY OWNED     OFFERING               OFFERING
------------------------------------------------  ------------------     --------               --------
Y.W. Sing(3)(4).................................       1,036,400             9.7%                  7.2%
Joe Parkinson(3)(5).............................       1,000,000             9.3                   7.0
National Semiconductor Corporation..............         681,820             6.4                   4.8
  2900 Semiconductor Drive
  Santa Clara, CA 95051
Deby Investments, Ltd.(6).......................         600,000             5.6                   4.2
  General Electronics Building FSSTL 96
  Sheung Shui, N.T. Hong Kong
Richard M. Chang(3).............................         453,334             4.2                   3.2
Akifumi Goto(3)(7)..............................         363,640             3.4                   2.5
David Harper(8).................................         222,400             2.1                   1.6
Chris McNiffe(9)................................         176,400             1.6                   1.2
Bryan Martin(10)................................         172,900             1.6                   1.2
Samuel Wang(3)(11)..............................         157,400             1.5                   1.1
Sandra L. Abbott(12)............................         153,400             1.4                   1.1
Michael Noonen(13)..............................         125,400             1.2                     *
William Tai(3)(14)..............................          38,750               *                     *
Keith Barraclough(3)(15)........................          35,208               *                     *
Paul Voois(3)(16)...............................          33,583               *                     *
Bernd Girod(3)(17)..............................           3,125               *                     *
All directors and executive officers as a group
  (14 persons) (18).............................       3,971,940            36.8                  27.6

---------------
  *  Less than 1%
 (1)Percentage of ownership is based on (i) 10,716,659 shares of Common Stock outstanding as of March 31, 1997, plus any shares issuable pursuant to options held, as of March 31, 1997, by the person or class in question which may be exercised within 60 days of March 31, 1997, and (ii) 14,316,659 shares of Common Stock outstanding after completion of this Offering, plus any shares issuable pursuant to options held by the person or class in question which may be exercised within 60 days of March 31, 1997.
 (2) Assumes no exercise of the Underwriters' over-allotment option.
 (3) The named person is a director of the Company.
 (4) In May 1997, the Company exercised its right of repurchase in respect of 46,638 of these shares.
 (5) Includes 661,458 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
 (6) The beneficial owner of the shares held by Deby Investments, Ltd. is Samuel Fang.

 (7) Includes 363,640 shares beneficially held by Sanyo Semiconductor Corporation. Mr. Goto is the President and Chief Executive Officer of Sanyo Semiconductor Corporation.
 (8) Includes 61,220 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
 (9) Includes 106,428 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(10) Includes 107,741 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(11) Includes 111,220 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(12) Includes 84,554 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(13) Includes 87,678 shares that were, as of March 31, 1997, subject to a right or repurchase in favor of the Company which expires ratably through June 24, 2000.
(14) Includes (i) 13,750 shares issuable pursuant to stock options which may be exercised within 60 days of March 31, 1997, and (ii) 25,000 shares issuable upon exercise of stock options to purchase the following number of shares from the persons indicated: Y.W. Sing, 7,000 shares; Chi-Shin Wang, 7,000 shares; Samuel Fang, 7,000 shares; and Richard Chang, 4,000 shares.
(15) Includes 35,208 shares issuable pursuant to stock options which may be exercised within 60 days of March 31, 1997.
(16) Includes 33,583 shares issuable pursuant to stock options which may be exercised within 60 days of March 31, 1997.
(17) Includes 3,125 shares issuable pursuant to stock options which may be exercised within 60 days of March 31, 1997.
(18) Includes (i) 1,221,965 shares that were, as of March 31, 1997, subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000, (ii) 46,638 shares that were repurchased by the Company in May 1997 and (iii) 85,666 shares issuable pursuant to stock options which may be exercised within 60 days of March 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

COMMON STOCK

     As of March 31, 1997, as adjusted for the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, there were 10,716,659 shares of Common Stock outstanding held of record by approximately 220 stockholders. As of March 31, 1997, there were options to purchase 2,291,150 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this Offering will be fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock. See "Risk Factors -- Anti-Takeover Provisions of the Company's Certificate of Incorporation, Bylaws and Delaware Law."

REGISTRATION RIGHTS

     Under the terms of the Amended and Restated Registration Rights Agreement dated as of September 6, 1996 among the Company and certain holders of its securities (the "Rights Agreement"), following the closing of this Offering, the holders of 3,726,373 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the Rights Agreement, if the Company proposes to register any of its Common Stock under the Securities Act, certain holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein; provided, among other conditions, that the underwriters have certain rights to limit the number of shares included in any such registration. Beginning six months after the closing of this Offering, the holders of at least fifty percent (50%) of the Registrable Securities have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their Registrable Securities, subject to certain conditions and limitations. The Company may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of Registrable Securities may require the Company to register all or any portion of their

Registrable Securities on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by the chief executive officer of the Company or by stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nomination of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who had delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting.

     The foregoing provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors -- Anti-Takeover Provisions of the Company's Certificate of Incorporation, Bylaws and Delaware Law."

EFFECT OF DELAWARE ANTI-TAKEOVER STATUE

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors -- Antitakeover Provisions of the Company's Certificate of Incorporation, Bylaws and Delaware Law."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc. Its telephone number is (303) 234-5300.

LISTING

     The Company's Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "EGHT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 14,316,659 shares of Common Stock outstanding. Of this amount, the 3,600,000 shares offered hereby and 166,083 shares will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 9,900,000 additional shares will be available for sale in the public market following the expiration of the 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

                           SHARES
    DAYS AFTER DATE       ELIGIBLE
  OF THIS PROSPECTUS      FOR SALE                            COMMENT
-----------------------  ----------  ----------------------------------------------------------
Upon Effectiveness.....   3,766,083  Freely tradeable shares sold in Offering and shares saleable under Rule 144(k) that are not subject to 180-day lockup
180 days...............   9,866,023  Lockup released; shares saleable under Rule 144, 144(k) or
                                     701
Thereafter.............     684,553  Restricted securities held for one year or less

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 143,000 shares immediately after this Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Montgomery Securities for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the 1992 Plan, the Key Personnel Plan, the 1996 Plan, the Director Plan and the Purchase Plan.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register certain shares of Common Stock subject to outstanding options or reserved for issuance under the 1992 Plan, the Key Personnel Plan, the 1996 Plan, the Director Plan and the Purchase Plan within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of March 31, 1997, the holders of options exercisable into approximately 483,388 shares of Common Stock will be eligible to sell their shares in reliance upon Rule 701 or pursuant to the Form S-8 upon the expiration of the 180-day Lockup Period.

     In addition, after this Offering, the holders of 3,726,373 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities and Donaldson, Lufkin & Jenrette Securities Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain terms and conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................  1,325,000
    Donaldson, Lufkin & Jenrette Securities Corporation.......................  1,325,000
    Alex. Brown & Sons Incorporated...........................................    110,000
    Cowen & Company...........................................................    110,000
    Hambrecht & Quist LLC.....................................................    110,000
    Oppenheimer & Co., Inc....................................................    110,000
    Robertson, Stephens & Company LLC.........................................    110,000
    Cruttenden Roth Incorporated..............................................     50,000
    Furman Selz LLC...........................................................     50,000
    Hampshire Securities Corporation..........................................     50,000
    Nutmeg Securities, Ltd....................................................     50,000
    Piper Jaffray Inc.........................................................     50,000
    Unterberg Harris..........................................................     50,000
    H.C. Wainwright & Co., Inc................................................     50,000
    Wessels, Arnold & Henderson...............................................     50,000
                                                                                ---------
              Total...........................................................  3,600,000
                                                                                =========

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.25 per share, and the Underwriters may allow, and any such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 540,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,600,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities, under the Securities Act, or will contribute to payments to the Underwriters may be required to make in respect thereof.

     Each director and officer of the Company and certain of other holders of Common Stock prior to this Offering, as well as certain other holders of options, warrants or other rights to purchase Common Stock, have agreed not to sell, offer to sell, or otherwise dispose of any rights with respect to any shares of Common Stock, any options or warrants to purchase Common Stock, or any securities convertible or exchangeable for Common Stock, owned directly by such holders or with respect to which they have power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed not to sell, offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any rights to acquire Common Stock, other than pursuant to the 1992 Plan, the Key Personnel Plan, the 1996 Plan, the Director Plan and the Purchase Plan, upon exercise of outstanding options and warrants, for a period of 180 days after the Effective Date without the prior consent of Montgomery Securities. See "Shares Eligible for Future Sale."

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 under Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Montgomery Associates 1992, L.P. ("Montgomery Associates"), an affiliate of Montgomery Securities, purchased 84,545 shares of the Company's Series D Preferred Stock in an October 1996 financing. Montgomery Associates has agreed not to sell, transfer, assign, pledge or hypothecate such shares for a period of one year. The National Association of Securities Dealers has deemed that the difference between the purchase price of those 84,545 shares and the initial offering price of the Shares to be additional underwriting compensation.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price has been determined through negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations were the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the present state of the Company's development, the prospects for future earnings of the Company, the prevailing market conditions at the time of this Offering, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, and other factors deemed relevant. See "Risk Factors -- No Prior Trading Market for Common Stock; Potential Volatility of Stock Price" and "Risk Factors -- Dilution."

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR"), Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this Prospectus, Jeffrey D. Saper, a member of WSGR, beneficially owns 4,550 shares of the Company's Preferred Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1996 and 1997 and for each of the years ended March 31, 1995, 1996 and 1997, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                                   8X8, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Stockholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of 8x8, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of 8x8, Inc. and its subsidiaries at March 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
San Jose, California
May 1, 1997, except for note 4,
which is as of May 15, 1997

                                   8X8, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 PRO FORMA
                                                                                               STOCKHOLDERS'
                                                                               MARCH 31,          EQUITY
                                                                           -----------------     MARCH 31,
                                                                            1996      1997         1997
                                                                           -------   -------   -------------
                                                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................................  $ 4,652   $ 8,722
  Short-term investments.................................................    5,241         2
  Accounts receivable, net...............................................    2,884       834
  Accounts receivable from related parties...............................      695       178
  Inventory..............................................................    7,270     1,178
  Prepaid expenses and other assets......................................      284       354
                                                                           -------   -------
          Total current assets...........................................   21,026    11,268
Property and equipment, net..............................................    1,526     1,344
Deposits and other assets................................................      515       115
                                                                           -------   -------
                                                                           $23,067   $12,727
                                                                           =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................................  $ 5,581   $ 1,146
  Accounts payable to related parties....................................       --       233
  Accrued compensation...................................................    1,779       926
  Accrued warranty.......................................................    1,058     1,603
  Deferred revenue.......................................................      200       363
  Other accrued liabilities..............................................    1,541       689
  Income taxes payable...................................................    1,534     1,654
                                                                           -------   -------
          Total current liabilities......................................   11,693     6,614
                                                                           -------   -------
Commitments and contingencies (Notes 4 and 5)
Minority interest........................................................       --        72
                                                                           -------   -------
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,411,820 shares authorized actual;
     5,000,000 shares authorized pro forma (unaudited)...................
     Series A convertible noncumulative preferred stock, $0.001 par value; 1,260,000 shares issued and outstanding actual; none issued
      and outstanding pro forma (unaudited)..............................        1         1      $    --
     Series B convertible noncumulative preferred stock, $0.001 par value; 1,100,000 shares issued and outstanding actual; none issued
      and outstanding pro forma (unaudited)..............................        1         1           --
     Series C convertible noncumulative preferred stock, $0.001 par value; 681,820 shares issued and outstanding actual; none issued
      and outstanding pro forma (unaudited)..............................        1         1           --
     Series D convertible noncumulative preferred stock, $0.001 par value; 684,553 shares issued and outstanding actual; none issued
      and outstanding pro forma (unaudited)..............................       --         1           --
  Common stock, $0.001 par value; 40,000,000 shares authorized; 4,782,021 and 6,990,286 shares issued and outstanding actual; 10,716,659
     shares issued and outstanding pro forma (unaudited).................        5         7           11
  Additional paid-in capital.............................................   11,155    23,291       23,291
  Notes receivable from stockholders.....................................       --    (1,078)      (1,078)
  Deferred compensation..................................................       --    (2,781)      (2,781)
  Retained earnings (accumulated deficit)................................      211   (13,402)     (13,402)
                                                                           -------   -------      -------
          Total stockholders' equity.....................................   11,374     6,041      $ 6,041
                                                                                                  =======
                                                                           -------   -------
                                                                           $23,067   $12,727
                                                                           =======   =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     YEAR ENDED MARCH 31,
                                                               --------------------------------
                                                                1995        1996         1997
                                                               -------     -------     --------
Product revenues.............................................  $16,933     $17,772     $ 12,771
Product revenues from related parties........................    1,692       2,037        2,521
License revenues.............................................    1,010       7,215        3,854
License revenues from related parties........................      294       1,750           --
                                                               -------     -------      -------
          Total revenues.....................................   19,929      28,774       19,146

Cost of product revenues.....................................   11,904      16,668       12,030
                                                               -------     -------      -------

Gross profit.................................................    8,025      12,106        7,116
                                                               -------     -------      -------

Operating expenses:
  Research and development...................................    8,107       7,714       10,510
  Selling, general and administrative........................    6,445       7,938       10,098
  Restructuring costs........................................       --         603           59
                                                               -------     -------      -------
          Total operating expenses...........................   14,552      16,255       20,667
                                                               -------     -------      -------

Loss from operations.........................................   (6,527)     (4,149)     (13,551)

Other income, net............................................      611         952          120
                                                               -------     -------      -------

Loss before income taxes.....................................   (5,916)     (3,197)     (13,431)

Provision (benefit) for income taxes.........................      (35)         20          182
                                                               -------     -------      -------
Net loss.....................................................  $(5,881)    $(3,217)    $(13,613)
                                                               =======     =======      =======

Pro forma net loss per share (unaudited).....................                          $  (1.14)
                                                                                        =======

Shares used in pro forma per share calculations
  (unaudited)................................................                            11,943
                                                                                        =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                     PREFERRED STOCK
                        --------------------------------------------------------------------------
                            SERIES A           SERIES B           SERIES C           SERIES D         COMMON STOCK     ADDITIONAL
                        -----------------  -----------------  -----------------  -----------------  -----------------   PAID-IN
                         SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   CAPITAL
                        ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------  ----------
Balance at March 31,
  1994................. 1,260,000   $  1   1,100,000   $  1          --   $ --          --   $ --   4,543,187   $  5    $  3,013
Issuance of common
  stock upon exercise
  of options...........        --     --          --     --          --     --          --     --      14,199     --          35
Repurchase of common
  stock................        --     --          --     --          --     --          --     --      (6,665)    --          --
Issuance of Series C
  convertible
  noncumulative
  preferred stock......        --     --          --     --     681,820      1          --     --          --     --       7,499
Net loss...............        --     --          --     --          --     --          --     --          --     --          --
                        ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1995................. 1,260,000      1   1,100,000      1     681,820      1          --     --   4,550,721      5      10,547
Issuance of common
  stock upon exercise
  of options...........        --     --          --     --          --     --          --     --     246,389      1         609
Repurchase of common
  stock................        --     --          --     --          --     --          --     --     (15,089)    (1)         (1)
Net loss...............        --     --          --     --          --     --          --     --          --     --          --
                        ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1996................. 1,260,000      1   1,100,000      1     681,820      1          --     --   4,782,021      5      11,155
Issuance of common
  stock upon exercise
  of options...........        --     --          --     --          --     --          --     --   2,188,265      2       1,095
Issuance of common
  stock................        --     --          --     --          --     --          --     --      20,000     --          10
Issuance of Series D
  convertible
  noncumulative
  preferred stock......        --     --          --     --          --     --     684,553      1          --     --       3,764
Deferred compensation
  related to stock
  options..............        --     --          --     --          --     --          --     --          --     --       7,267
Net loss...............        --     --          --     --          --     --          --     --          --     --          --
                        ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1997................. 1,260,000   $  1   1,100,000   $  1     681,820   $  1     684,553   $  1   6,990,286   $  7    $ 23,291
                        =========   ====   =========   ====   =========   ====   =========   ====   =========   ====     =======


                            NOTES                   RETAINED
                          RECEIVABLE   DEFERRED     EARNINGS
                             FROM      COMPEN-    (ACCUMULATED
                         STOCKHOLDERS   SATION      DEFICIT)      TOTAL
                         ------------  --------   ------------   -------
Balance at March 31,
  1994.................    $     --    $     --     $  9,309     $12,329
Issuance of common
  stock upon exercise
  of options...........          --          --           --          35
Repurchase of common
  stock................          --          --           --          --
Issuance of Series C
  convertible
  noncumulative
  preferred stock......          --          --           --       7,500
Net loss...............          --          --       (5,881)     (5,881)
                             ------      ------      -------     -------
Balance at March 31,
  1995.................          --          --        3,428      13,983
Issuance of common
  stock upon exercise
  of options...........          --          --           --         610
Repurchase of common
  stock................          --          --           --          (2)
Net loss...............          --          --       (3,217)     (3,217)
                             ------      ------      -------     -------
Balance at March 31,
  1996.................          --          --          211      11,374
Issuance of common
  stock upon exercise
  of options...........      (1,078)         --           --          19
Issuance of common
  stock................          --          --           --          10
Issuance of Series D
  convertible
  noncumulative
  preferred stock......          --          --           --       3,765
Deferred compensation
  related to stock
  options..............          --      (2,781)          --       4,486
Net loss...............          --          --      (13,613)    (13,613)
                             ------      ------      -------     -------
Balance at March 31,
  1997.................    $ (1,078)   $ (2,781)    $(13,402)    $ 6,041
                             ======      ======      =======     =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    YEAR ENDED MARCH 31,
                                                             ----------------------------------
                                                               1995         1996         1997
                                                             --------     --------     --------
Cash flows from operating activities:
  Net loss.................................................  $ (5,881)    $ (3,217)    $(13,613)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.........................     1,000          775          866
     Loss on disposition of capital equipment..............        --          541            7
     Deferred income taxes.................................     1,905           --           --
     Amortization of deferred compensation.................        --           --        4,486
     Writedown of nonmarketable equity investment..........        --           --          400
     Other.................................................        --           --           (5)
     Changes in assets and liabilities:
       Accounts receivable, net............................       663         (384)       2,567
       Inventory...........................................     3,264       (5,788)       6,092
       Income taxes receivable.............................    (2,241)       2,241           --
       Prepaid expenses and other assets...................       114          175          (70)
       Accounts payable....................................    (1,704)       3,827       (4,202)
       Accrued compensation................................       133          575         (853)
       Accrued warranty....................................      (641)           1          545
       Deferred revenue....................................         2         (565)         163
       Other accrued liabilities...........................      (893)       1,174         (852)
       Income taxes payable................................       185           20          120
                                                             --------     --------     --------
          Net cash used in operating activities............    (4,094)        (625)      (4,349)
                                                             --------     --------     --------
Cash flows from investing activities:
  Acquisitions of property and equipment...................    (1,492)      (1,013)        (691)
  Proceeds from the sale of equipment......................       138           --           --
  Sales of short-term investments -- available for sale....    16,681       21,711        5,168
  Purchases of short-term investments -- available for
     sale..................................................   (27,114)     (16,583)          --
  Sales of short-term investments -- trading...............        --           64           71
  Purchase of nonmarketable equity investments.............        --         (400)          --
                                                             --------     --------     --------
          Net cash provided by (used in) investing
            activities.....................................   (11,787)       3,779        4,548
                                                             --------     --------     --------
Cash flows from financing activities:
  Proceeds from issuance of convertible noncumulative
     preferred stock, net..................................     7,500           --        3,765
  Proceeds from issuance of common stock, net..............        35          608           29
  Proceeds from minority interest in subsidiary............        --           --           77
                                                             --------     --------     --------
          Net cash provided by financing activities........     7,535          608        3,871
                                                             --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......    (8,346)       3,762        4,070
Cash and cash equivalents beginning of the year............     9,236          890        4,652
                                                             --------     --------     --------
Cash and cash equivalents end of the year..................  $    890     $  4,652     $  8,722
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     8x8, Inc. (the "Company" or "8x8") was incorporated in California in February 1987 as Integrated Information Technology, Inc. and formally changed its name to 8x8, Inc. on April 5, 1996. The Company designs, develops and markets highly integrated proprietary video compression semiconductors and associated software for video phones and video conferencing. The Company also designs, manufactures, and markets video phones for use by the consumer market.

     On December 3, 1996, the Company was reincorporated in Delaware and exchanged each share of each series of stock of the predecessor company for 1 share of each corresponding series of stock of the Delaware successor. These financial statements have been prepared giving effect to the reincorporation for all periods presented.

FISCAL YEAR

     The Company's fiscal year ends on the Thursday closest to March 31. Prior to fiscal 1996, the Company's fiscal year ended on March 31. For purposes of these consolidated financial statements, the Company has indicated its fiscal year as ending on March 31.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues from product sales to equipment manufacturers and other end users are recognized upon shipment. License revenues are generally recognized upon the delivery of the licensed technology provided no significant future obligations exist and collection is probable. Revenues generated by sales to distributors under agreements allowing certain rights of return are deferred for financial reporting purposes until the products are sold by the distributors. Revenues generated by sales to distributors when no rights of return exist are recognized upon shipment.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the classification at each reporting date. At March 31, 1996, the Company classified its investments subject to Statement of Financial Accounting Standards No. 115 (FAS 115) either as available-for-sale or as trading. At March 31, 1997, the Company classified its investments subject to FAS 115 as trading. The cost of the Company's investments is determined based upon specific identification. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of

                                   8X8, INC.

related tax, if any, recorded as a separate component of stockholders' equity. At March 31, 1996, the Company's investments classified as available-for-sale were primarily comprised of commercial paper with a maturity of less than 12 months. At March 31, 1996, the fair value of the Company's investments classified as available-for-sale approximated cost. The investments classified as trading are reported at fair value with realized and unrealized gains and losses from investments subject to FAS 115 being reported in the statement of operations. The cost and fair value of investments classified as trading were not material at March 31, 1996 and 1997. Realized and unrealized gains and losses were immaterial for the years ended March 31, 1995, 1996 and 1997.

INVENTORY

     Inventory is stated at the lower of standard cost, which approximates actual cost, using the first-in, first-out method or market.

NONMARKETABLE EQUITY INVESTMENTS

     Nonmarketable equity investments of less than 20% of the investee's outstanding voting stock are accounted for on the cost method, because the Company does not have an ability to significantly influence the operating and financial policies of the investees. Loss resulting from impairment in the value of investments which is other than a temporary decline is recorded in the period in which such loss occurs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method, based upon the shorter of the estimated useful lives, ranging from three to five years, or the lease term of the respective assets as follows:

    Machinery and computer equipment..........  3 years
    Furniture and fixtures....................  5 years
    Licensed software.........................  3 years
    Leasehold improvements....................  shorter of lease term or useful life of the asset

WARRANTY EXPENSE

     The Company provides for the estimated cost which may be incurred under its product warranties upon revenue recognition.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

     Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional currency of the Company's foreign subsidiary. Exchange gains and losses resulting from transactions denominated in currencies other than the U.S. dollar are included in the results of operations for the year. To date, such amounts have not been material. Total assets of the Company's foreign

                                   8X8, INC.

subsidiary were $320,000, $479,000, and $429,000 as of March 31, 1995, 1996 and
1997, respectively. The Company does not undertake any foreign currency hedging activities.

INCOME TAXES

     Income taxes are accounted for using the asset and liability approach. Under the asset and liability approach, a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributed to temporary differences and carry forwards. The deferred tax assets are reduced, if necessary, by the amount of benefits that, based on available evidence, are not expected to be realized.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts, certificates of deposit, U.S. Treasury bonds and commercial paper. The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. At March 31, 1996 three customers accounted for 26%, 18% and 11% of accounts receivable. At March 31, 1997 three customers accounted for 16%, 15%, and 10% of accounts receivable.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosure for those companies who elect not to adopt the new method of accounting. FAS 123 is applicable to the Company for fiscal 1997. The Company has elected to continue to account for employee stock awards in accordance with Accounting Principles Board Opinion No. 25 and to provide additional disclosures as required by FAS 123.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods assuming the conversion of all shares of the Company's Convertible Preferred Stock into Common Stock which will occur upon the consummation of the offering contemplated by this prospectus ("the Offering"). Pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to preferred stock (using the if-converted method) and stock options (using the treasury stock method and assuming the initial public offering price) issued subsequent to September 30, 1995 have been included in the computations for all periods presented.

     Historical net loss per share data has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which will occur in connection with the Offering.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     If the Offering is consummated, all shares of convertible preferred stock outstanding at the closing date will automatically convert into an aggregate of 3,726,373 shares of Common Stock.

                                   8X8, INC.

     The pro forma effect of the above mentioned transactions has been reflected in the accompanying unaudited pro forma stockholders' equity as of March 31, 1997.

CERTAIN RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform with fiscal 1997 presentation.

RECENT ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share". This Statement is effective for the Company's fiscal year ending March 31, 1998. The Statement redefines earnings per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. The Company does not expect the adoption of this Statement to have a significant impact on the currently reported loss per share.

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                             MARCH 31,
                                                                        --------------------
                                                                           1996       1997
                                                                        ----------   -------
    Accounts receivable:
      Accounts receivable.............................................   $  3,404    $ 1,208
         Less: allowance for doubtful accounts........................       (520)      (374)
                                                                          -------    -------
                                                                         $  2,884    $   834
                                                                          =======    =======
    Inventories:
      Raw materials...................................................   $    262    $   418
      Work-in-process.................................................      6,231        613
      Finished goods..................................................        777        147
                                                                          -------    -------
                                                                         $  7,270    $ 1,178
                                                                          =======    =======
    Property and equipment:
      Machinery and computer equipment................................   $  4,005    $ 3,254
      Furniture and fixtures..........................................        729        671
      Licensed software...............................................      1,782      2,137
      Leasehold improvements..........................................        532        554
                                                                          -------    -------
                                                                            7,048      6,616
      Less: accumulated depreciation and amortization.................     (5,522)    (5,272)
                                                                          -------    -------
                                                                         $  1,526    $ 1,344
                                                                          =======    =======

NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES:

     During fiscal 1995, the Company issued 681,820 shares of Series C Preferred Stock to National Semiconductor Corporation ("National") for $11.00 per share (see Note 6). This transaction resulted in National obtaining a seat on 8x8's Board of Directors. During fiscal 1995, the Company recognized contract revenue and related costs of $294,000 and $229,000, respectively, under development agreements with National. Also, the Company purchased $868,000 in inventory from National during fiscal 1995. Additionally, the Company subleases to National a portion of its facilities under a month to month sublease arrangement. Proceeds from the sublease are recorded as a reduction to operating expenses and aggregated $207,000, $205,000 and $276,000 during the fiscal years ended March 31, 1995, 1996 and 1997, respectively.

                                   8X8, INC.

     During the fiscal years ended March 31, 1995, 1996 and 1997, the Company's product revenues included $897,000, $2,037,000 and $2,415,000, respectively, in sales to ASCII Corporation ("ASCII") which distributes the Company's products in Japan and is one of the Company's stockholders. An executive of ASCII is also on the Company's Board of Directors.

     During the fiscal year ended March 31, 1997, the Company's product revenues included $106,000 in sales to Sanyo Corporation ("Sanyo") which is one of the Company's stockholders. Additionally, the Company purchased $408,000 in inventory from Sanyo during fiscal 1997. An executive of Sanyo is also on the Company's Board of Directors.

     During the year ended March 31, 1995, the Company sold $795,000 of product to Mitsui Comtek Corporation, which is one of the Company's stockholders.

     During fiscal 1996, the Company licensed certain technologies to VideoCore Technology ("VideoCore"), a company founded by one of 8x8's former officers, in exchange for $600,000 in cash and a 10% equity interest in VideoCore. This license agreement also provided for potential future license fees and royalty fees payable to the Company. VideoCore was subsequently acquired by another entity.

     During fiscal 1996, the Company licensed certain technologies to Enable Semiconductor, a company founded by another of 8x8's former officers, in exchange for $1,000,000 in cash and a 10% equity interest in that company.

     During fiscal 1997, the Company and certain of its employees, but not including its Chief Executive Officer or its Chief Financial Officer, formed VidUs, Inc. ("VidUs"). The Company owns 67% of VidUs and the Company's employees own the remaining 33%. VidUs is engaged in the design of integrated camera and video compression solutions. VidUs has been consolidated in the Company's financial statements since inception.

NOTE 4 -- INCOME TAXES:

     Loss before income taxes includes $62,000, $51,000, and $74,000 of income of a foreign subsidiary for the fiscal years ended March 31, 1995, 1996 and 1997, respectively. The components of the consolidated provision (benefit) for income taxes consisted of the following (in thousands):

                                                                 YEARS ENDED MARCH 31,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
    Current:
      Federal.............................................  $(1,962)    $    --     $    --
      State...............................................       --          --          --
      Foreign.............................................       22          20         182
                                                               ----     -------         ---
                                                             (1,940)         20         182
                                                               ----     -------         ---
    Deferred:
      Federal.............................................    1,905          --          --
      State...............................................       --          --          --
                                                               ----     -------         ---
                                                              1,905          --          --
                                                               ----     -------         ---
                                                            $   (35)    $    20     $   182
                                                               ====     =======         ===

                                   8X8, INC.

     Deferred tax assets are comprised of the following (in thousands):

                                                                            MARCH 31,
                                                                       -------------------
                                                                        1996        1997
                                                                       -------     -------
    Deferred revenue.................................................  $    85     $    64
    Inventory reserves...............................................    1,543         833
    Section 263A adjustments.........................................      292          99
    Allowance for doubtful accounts..................................      220         148
    Warranty reserve.................................................      449         634
    Research and development credit carryforwards....................    1,200       1,573
    Net operating loss carryforwards.................................      594       3,780
    Other............................................................      386       1,650
                                                                       -------     -------
                                                                         4,769       8,781
    Valuation allowance..............................................   (4,769)     (8,781)
                                                                       -------     -------
              Total..................................................  $    --     $    --
                                                                       =======     =======

     Based on factors which include the lack of significant history of recent profits, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the lack of carryback capacity to realize these assets, the weight of available evidence indicates that it is more likely than not that it will not be able to realize its deferred tax assets and thus a full valuation allowance has been recorded at March 31, 1997.

     At March 31, 1997, the Company had approximately $10,000,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards expire at various dates beginning 2011. In addition, at March 31, 1997, the Company had research and development credit carryforwards for federal and state tax reporting purposes of approximately $1,573,000 which begin expiring in 2010. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses and credits that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period.

     A reconciliation of the tax provision (benefit) to the amounts computed using the statutory U.S. federal income tax rate of 34% is as follows (in thousands):

                                                        YEARS ENDED MARCH 31,
                                                     ---------------------------
                                                      1995      1996      1997
                                                     -------   -------   -------
    Provision (benefit) at statutory rate..........  $(2,012)  $(1,087)  $(4,567)
    State income taxes before valuation allowance,
      net of federal benefit.......................     (328)     (177)     (344)
    Research and development credits...............     (366)     (243)     (373)
    Valuation allowance............................    2,307     1,414     4,012
    Non-deductible compensation....................       --        --     1,525
    Other..........................................      364       113       (71)
                                                      ------   -------   -------
    Provision (benefit) for income taxes...........  $   (35)  $    20   $   182
                                                      ======   =======   =======

     In August 1995, the Internal Revenue Service (the "IRS") asserted a deficiency against the Company for the taxable year 1992 in the amount of approximately $1,365,000, together with a penalty in the amount of approximately $273,000 plus accrued interest. The IRS alleged that as of March 31, 1992, the Company had accumulated earnings beyond the reasonable needs of the Company's business. The Company did not make any payments and in accordance with IRS procedures formally protested this assessment on October 30, 1995.

                                   8X8, INC.

On May 15, 1997 the Company received a notice from the IRS dated May 7, 1997 indicating that the IRS has fully reversed its August 1995 notice of deficiency.

NOTE 5 -- LEASE COMMITMENTS:

     The Company leases its facility under a non-cancelable operating lease agreement expiring in April 1999. This agreement provides for annual increments of rent in predetermined amounts and requires the Company to pay property taxes, insurance and normal maintenance costs.

     Future minimum lease payments under this non-cancelable operating lease as of March 31, 1997 are as follows (in thousands):

                               YEAR ENDING MARCH 31,
    ---------------------------------------------------------------------------
    1998.......................................................................   $  981
    1999.......................................................................    1,299
    2000.......................................................................      103
                                                                                  ------
    Total minimum payments.....................................................   $2,383
                                                                                  ======

     Rent expense for all operating leases for the years ended March 31, 1995, 1996 and 1997 was $776,000, $767,000 and $717,000, respectively.

NOTE 6 -- STOCKHOLDERS' EQUITY:

PREFERRED STOCK

     As of March 31, 1997 the Company had issued 3,726,373 shares of convertible noncumulative preferred stock, of which 1,260,000 shares, 1,100,000 shares, 681,820 and 684,553 shares have been designated as Series A, B, C and D, respectively. The Series A, B, C and D preferred stock were sold for $0.50, $2.00, $11.00 and $5.50 per share, respectively, representing fair market value of the stock at the date of issuance, as determined by the Board of Directors.

     Each share of preferred stock is convertible into one share of common stock, subject to adjustment for dilution, and will be automatically converted into common stock in the event of the closing of an underwritten public offering of at least $5,000,000. The preferred stock has voting rights equal to common stock on an as-if converted basis.

     Holders of the Series A, B, C and D preferred stock are entitled to receive noncumulative dividends at a rate of $0.05, $0.20, $1.10 and $0.55 per share per annum, respectively, when and as declared by the Board of Directors, prior to payment of dividends on common stock.

     In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of the Series A, B, C and D preferred stock shall be entitled to receive $0.50, $2.00, $11.00 and $5.50 per share, respectively, plus any declared but unpaid dividends, prior to any distribution to the holders of common stock. To date, no dividends have been declared.

     The Company has reserved 3,726,373 shares of its common stock for issuance upon conversion of the outstanding preferred stock.

     On October 21, 1996 the Company's Board of Directors approved that effective upon the closing of the Offering, the Company will be authorized to issue five million shares of undesignated preferred stock. The Board of Directors will have the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

                                   8X8, INC.

1987 INCENTIVE STOCK PLAN

     In 1987, the Company adopted an Incentive Stock Plan ("the 1987 Plan") which was subsequently terminated by the Board of Directors in January 1992. The Company had reserved 2,962,000 shares of its common stock for issuance under the 1987 Plan. The 1987 Plan provided for grants of stock purchase rights at prices equal to the fair market value of stock as determined by the Company's Board of Directors. Stock purchase rights granted under the plan generally vested over five years. During the years ended March 31, 1995 and 1996, unvested shares aggregating 6,665 and 15,089, respectively, were repurchased at prices ranging from $0.10 to $0.40 per share. In January 1992, on termination, all unissued shares under the 1987 Plan were canceled. At March 31, 1997, all shares of common stock purchased under the 1987 Plan were fully vested.

1992 STOCK OPTION PLAN

     In January 1992, the Board of Directors adopted the 1992 Stock Option Plan ("the 1992 Plan") and reserved 1,000,000 shares of the Company's common stock for issuance under this plan. In August 1994, the Board of Directors authorized an increase in the number of shares of the Company's common stock reserved for issuance under the 1992 Plan to 2,000,000 shares. The 1992 Plan provides for granting incentive and nonstatutory stock options to employees at prices equal to the fair market value of the stock at the grant dates as determined by the Company's Board of Directors. Options generally vest over periods ranging from two to four years. Vesting for certain options accelerates if certain predefined milestones are met.

KEY PERSONNEL PLAN

     In July 1995, the Board of Directors adopted the Key Personnel Plan and reserved 2,000,000 shares of the Company's common stock for issuance under this plan. In June 1996, the Board of Directors authorized an increase in the number of shares of the Company's common stock reserved for issuance under the Key Personnel Plan to 2,200,000 shares. The Key Personnel Plan provides for granting incentive and nonstatutory stock options to officers of the Company at prices equal to the fair market value of the stock at the grant dates as determined by the Company's Board of Directors. Options generally vest over periods ranging from two to four years. Vesting for certain options accelerates if certain predefined milestones are met.

1996 STOCK PLAN

     In June 1996, the Board of Directors adopted the 1996 Stock Plan (the 1996
Plan) and reserved 1,000,000 shares of the Company's common stock for issuance. This amount is to be increased annually on the first day of each of the Company's fiscal years commencing November 1, 1997 in an amount equal to 5% of the Company's common stock issued and outstanding at the end of the immediately preceding fiscal year subject to certain maximum limitations. The 1996 Plan provides for granting incentive and nonstatutory stock options to employees at prices equal to the fair market value of the stock at the grant dates as determined by the Company's Board of Directors. Options generally vest over a period of not more than five years.

1996 DIRECTOR OPTION PLAN

     The Company's 1996 Director Option Plan ("the Director Plan") was adopted in June 1996 and will become effective upon the closing of the Offering. A total of 150,000 shares of common stock have been reserved for issuance under the Director Plan. The Director Plan provides for the grant of nonstatutory stock options to certain nonemployee directors of the Company ("the Outside Directors"). The Director Plan provides that each Outside Director shall be granted a nonstatutory stock option to purchase 16,000 shares of common stock on the date upon which such person first becomes an Outside Director or, if later, on the effective date of the Director Plan. Thereafter, each Outside Director shall be automatically granted an option to purchase 4,000 shares of common stock on the date such Outside Director is reelected to the Board of Directors, if on such date, such Outside Director shall have served on the Company's Board of Directors for at

                                   8X8, INC.

least six months. The Director Plan provides that each option shall become exercisable in monthly installments over a period of one year from the date of grant. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's common stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, or shorter upon termination of an Outside Director's status as a director. If not terminated earlier, the Director Plan will have a term of ten years.

     Option activity under the Company's various currently effective stock option plans is summarized as follows:

                                                                                             WEIGHTED
                                                                                             AVERAGE
                                                          OPTIONS       SHARES SUBJECT       EXERCISE
                                                         AVAILABLE        TO OPTIONS          PRICE
                                                         FOR GRANT        OUTSTANDING       PER SHARE
                                                         ----------     ---------------     ----------
Balance at March 31, 1994..............................     205,384           787,350            $2.31
Increase in options available for grant................   1,000,000                --               --
Granted................................................    (423,367)          423,367            $2.50
Exercised..............................................          --           (14,199)           $2.50
Returned to plan.......................................      98,168           (98,168)           $2.27
                                                          ---------           -------            -----
Balance at March 31, 1995..............................     880,185         1,098,350            $2.38
Increase in options available for grant................   2,000,000                --               --
Granted................................................  (2,973,550)        2,973,550            $2.50
Exercised..............................................          --          (246,389)           $2.48
Returned to plan.......................................   1,264,754        (1,264,754)           $2.49
                                                          ---------           -------            -----
Balance at March 31, 1996..............................   1,171,389         2,560,757            $2.46
Increase in options available for grant................   1,200,000                --               --
Granted................................................  (4,947,462)        4,947,462            $1.68
Exercised..............................................          --        (2,188,265)           $0.50
Cancellation of options available for grant............         (75)               --               --
Returned to plan.......................................   3,028,804        (3,028,804)           $2.32
                                                          ---------           -------            -----
Balance at March 31, 1997..............................     452,656         2,291,150            $2.83
                                                          ---------           -------            -----
Options exercisable at March 31, 1997..................          --           483,388            $0.74

     The weighted average fair value of options granted during the year ended March 31, 1996 and 1997 as computed under the Black-Scholes option pricing model was $0.60 and $0.40, respectively. Significant option groups outstanding at March 31, 1997 and related weighted average exercise price and contractual life information are as follows:

         STOCK OPTIONS OUTSTANDING              STOCK OPTIONS
-------------------------------------------      EXERCISABLE
                                 WEIGHTED       --------------
                 NUMBER           AVERAGE           NUMBER
             OUTSTANDING AT     CONTRACTUAL     EXERCISABLE AT
EXERCISE       MARCH 31,           LIFE           MARCH 31,
 PRICE            1997            (YEARS)            1997
--------     --------------     -----------     --------------
 $ 0.50         1,431,000           8.59            464,801
 $ 5.00            75,200           9.63                 --
 $ 6.80           784,950           9.81             18,587
                ---------                           -------
                2,291,150                           483,388
                =========                           =======

                                   8X8, INC.

     During the year ended March 31, 1997, options to purchase 2,156,800 shares under the Key Personnel Plan were exercised for partial recourse notes. At March 31, 1997, approximately 1,295,994 shares issued under this plan were not vested and are subject to repurchase at their original issuance price of $0.50 if the employee departs prior to vesting.

     In June 1996, the Board of Directors approved a proposal under which employees elected to cancel approximately 2,467,000 options in exchange for grants of new options with an exercise price equal to the then current fair market value as determined by the Board of Directors.

     In conjunction with the Offering, the Company has recorded a deferred compensation charge of approximately $7,267,000 with respect to the options repriced and certain additional options granted in fiscal 1997. The Company recognized $4,486,000 of said amount as compensation expense in the fiscal year ended March 31, 1997. The Company will recognize the balance of this deferred compensation over the related vesting period of the options (which is generally 48 months). The balance of this deferred compensation is subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period.

1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1996 Stock Purchase Plan ("the Purchase Plan") was adopted in June 1996 and will become effective upon the closing of the Offering. Under the Purchase Plan a total of 500,000 shares of common stock have been reserved for issuance to participating employees who meet eligibility requirements.

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's base compensation, including commissions, bonuses and overtime, at a price equal to 85% of the fair market value of the common stock at the beginning of each offering period or the end of a six month purchase period, whichever is lower. In the event of a merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date shall be set for each option under the plan which exercise date shall occur before the date of the merger or asset sale.

CERTAIN PRO FORMA DISCLOSURES

     The Company accounts for its stock plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. Had compensation cost for the Company's stock plans been determined based on the fair value of options at their grant dates, as prescribed in FAS 123, the Company's net loss would have been as follows:

                                                               YEAR ENDED MARCH 31,
                                                           ----------------------------
                                                              1996             1997
                                                           -----------     ------------
        Net loss:
          As reported....................................  $(3,217,000)    $(13,613,000)
          Pro forma as adjusted..........................   (3,685,000)     (14,744,000)
        Pro forma net loss per share:
          As reported....................................                  $      (1.14)
          As adjusted....................................                         (1.23)

     For the purposes of the above noted FAS 123 pro forma disclosures, the fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period: dividend yield and volatility of 0.0% for both years, risk-free interest rates of 5.1% to 6.7% for options granted during the year ended March 31, 1996 and 5.7% to 6.5% for options granted during the year ended March 31, 1997 and a weighted average expected option term of five years for both years.

                                   8X8, INC.

NOTE 7 -- EMPLOYEE BENEFITS PLANS:

401(K) SAVINGS PLAN

     In April 1991, the Company adopted a 401(k) savings plan (the "Savings Plan") covering substantially all of its U.S. employees. Under the Savings Plan, eligible employees may contribute up to the maximum allowed by the IRS from their compensation to the Savings Plan with the Company matching participants' contributions up to $300 per employee per year at a dollar for dollar rate of the employee contribution. The Company matching vests over 3 years. To date, the Company's contributions have not been material.

PROFIT SHARING PLAN

     In July 1995, the Company's Board of Directors approved a profit sharing plan which provides for additional compensation to all employees of the Company based on quarterly income before income taxes. The profit sharing plan is effective beginning in fiscal 1996 and provides for payments of up to 15% of total quarterly income before income taxes. Charges related to this plan were not material for the fiscal years ended March 31, 1996 or 1997.

NOTE 8 -- GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMER INFORMATION:

     The Company's export sales to Europe represented 26%, 17% and 21% of total revenues in fiscal years 1995, 1996 and 1997, respectively. The Company's export sales to the Asia Pacific region represented 14%, 32% and 33% of total revenues in fiscal years 1995, 1996 and 1997, respectively.

     Product sales to one customer accounted for 13% of the Company's total revenues for the fiscal year ended March 31, 1995. During the fiscal year ended March 31, 1996, product sales to no customer accounted for 10% or more of the Company's total revenues. During the fiscal year ended March 31, 1997, product sales to one customer accounted for 13% of the Company's total revenues. During the fiscal years ended March 31, 1995 and 1997, license revenues from no customer accounted for 10% or more of the Company's total revenues. License revenues from one customer accounted for approximately 24% of the Company's total revenues for the year ended March 31, 1996.

NOTE 9 -- RESTRUCTURING COSTS AND INVENTORY CHARGES:

     During fiscal 1996, the Company recorded restructuring charges resulting from the Company's decision to reduce the scope of its research and development activities by eliminating certain product development efforts. The restructuring costs related primarily to a write off of equipment associated with the terminated development efforts.

     During fiscal 1997, the Company recorded an additional charge for restructuring its operations by reducing its workforce by approximately 25%. As of March 31, 1997, the Company's restructuring actions were fully completed and there were no remaining restructuring cost accruals.

     During the quarter ended June 30, 1996, the Company recorded a charge of $4.0 million related to its MPEG inventories. In September 1996, the Company sold its remaining MPEG inventory.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

OUTSIDE FRONT COVER

     Graphic: 8x8, Inc. logo.

INSIDE FRONT COVER

     Graphic: 8x8, Inc. logo.

GATE FOLD

     The graphic heading reads "Silicon, software and systems for video conferencing." Underneath this heading, and to the left, there is a picture of the VC100, the first product in the Company's planned family of VideoCommunicators. To the right of this picture is the following text: "8x8 is developing a family of VideoCommunicator products. The initial VideoCommunicator, the VC100, is compliant with the H.324 standard for POTS video telephony and connects to a television and touch-tone phone to add video to an otherwise normal telephone call." Underneath the heading, and to the right, there is a picture of the Company's VCP and LVP semiconductor products. To the left of this picture is the following text: "8x8's video compression semiconductors combine, on a single chip, a RISC microprocessor, a high performance digital signal processor, specialized video processing circuitry, static RAM memory and proprietary software to perform the real time compression and decompression of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony." Underneath the text at the top of the page are four pictures demonstrating the use of the Company's VideoCommunicator product.

     Underneath these four pictures is the following text: "8x8, Inc. designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to manufacturers of corporate video conferencing systems. To address new opportunities, the Company is leveraging its strengths in semiconductor design and related software to develop and market video conferencing systems for the consumer market."

     In the bottom right hand corner of the gate fold is the 8x8, Inc. logo.

INSIDE BACK COVER

     In the middle of the page is a picture of a prototype of the Company's VC200 Product (desktop phone with LCD display). Underneath the picture is the following text: "VC200 PROTOTYPE." In the bottom right hand corner of the inside back cover is the 8x8, Inc. logo.

OUTSIDE BACK COVER

     Graphic: 8x8, Inc. logo.

======================================================

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   16
Dividend Policy.......................   16
Capitalization........................   17
Dilution..............................   18
Selected Consolidated Financial
  Data................................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   26
Management............................   40
Certain Transactions..................   50
Principal Stockholders................   52
Description of Capital Stock..........   54
Shares Eligible for Future Sale.......   56
Underwriting..........................   58
Legal Matters.........................   59
Experts...............................   59
Additional Information................   60
Index to Consolidated Financial
  Statements..........................  F-1

     Until July 27, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

             ======================================================

======================================================

                                3,600,000 SHARES

                                      LOGO

                                  COMMON STOCK

                          ----------------------------
                                   PROSPECTUS
                          ----------------------------
                             MONTGOMERY SECURITIES

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                  July 2, 1997

             ======================================================